UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
Dated 14 February 2018
Commission File Number: 001-31318
GOLD FIELDS LIMITED
(Translation of registrant’s name into English)
150 Helen Rd.
Sandown, Sandton 2196
South Africa
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Gold Fields
2017 Results

JOHANNESBURG. 14 February 2018
:
Gold Fields Limited (NYSE & JSE: GFI)
announced normalised earnings from continuing operations of US$141 million for the year ended
December 2017 compared with US$190 million for the year ended December 2016.

A final dividend number 87 of 50 SA cents per share (gross) is payable on 12 March 2018, giving a total dividend for the year ended December 2017 of 90 SA cents per share (gross).
Statement by Nick Holland,
Chief Executive Officer of Gold Fields
Operational outperformance and
higher prices drive internal funding of
growth projects
At the end of 2016, Gold Fields entered into a
period of reinvesting into the business. 2017
was set to be a tough year, with the Group
expecting a cash outflow for the year given
the increased level of project capital
expenditure. Today, we are pleased to
announce that the Group was largely cash
neutral for FY17, on the back of better than
expected metal prices and outperformance
from the international operations. Despite
incurring project capital of US$115m at
Damang, A$106m (US$81m) at Gruyere,
R225m (US$17m), at South Deep, US$53m
on the feasibility study at Salares Norte as
well as A$$78m (US$60m) in respect of the
deferred portion of the purchase price of our
50% in Gruyere, the net cash outflow was
limited to US$2m during 2017. Importantly,
cash flow from the operations excluding
growth projects was US$329m. If South Deep
growth and the Damang reinvestment of
US$17m and US$115m, respectively, are
excluded, then the mining operations
generated US$441m. This places Gold
Fields in a comfortable position to take on
another high capex year in 2018 as both
Gruyere and Damang progress toward
completion.

For the fifth consecutive year, we have met or
exceeded our production and cost guidance
for the year. Attributable gold equivalent
production for 2017 was 2.16Moz (FY16:
2.15Moz), exceeding guidance of 2.10-
2.15Moz. All-in sustaining costs (AISC) and
all-in costs (AIC) were US$955/oz (FY16:
US$980/oz) and US$1,088/oz (FY16:
US$1,006/oz), respectively, both below the
lower end of the guidance range provided in
February 2017 – AISC: US$1,010-1,030/oz
and AIC: US$1,170-1,190/oz. The
international operations all exceeded
guidance for the year, once again highlighting
the quality of these assets.
South Deep was unable to recover from the
tough Q1 2017 which was impacted by two
fatalities and three falls of ground in the high
grade corridors, with production for the year
11% below original guidance (costs were only
3% above guidance), as flagged in Q3 2017
operating results in October 2017.

As per our trading statement released on 8
February 2018, headline earnings for 2017
were US$194m or US$0.24 per share. Net
loss for the year was US$35m or US$0.04 per
share. Normalised earnings for the year was
US$138m or US$0.17 per share.

In line with our dividend policy of paying out
25% to 35% of net earnings as dividends, we
declared a final dividend of 50 SA cents per
share. This takes the total dividend for the
year to 90 SA cents per share (FY16: 110 SA
cents per share).

On the back of the cash break even position
from operating activities achieved for the year,
the net debt at 31 December 2017 was
US$1,303m, compared to US$1,166m at the
end of FY16. This implies a net debt to
adjusted EBITDA of 1.03x, compared to 0.95x
at the end of December 2016 and largely in
line with our target of 1.0x. Gold Fields
balance sheet remains in a strong position to
complete its reinvestment phase.
Update on projects

Damang
The Damang reinvestment project, which
commenced on 23 December 2016, got off to
a strong start and is currently tracking well
against the project plan. During 2017, total
tonnes mined were 40Mt vs. the original
project schedule of 33Mt, driven by better
than expected productivity. Gold produced of
144koz was 29% higher than guidance of
120koz, underpinned by additional volumes at
higher grades from the Amoanda pit, while
AIC of US$1,827/oz was significantly below
guidance of US$2,250/oz.
SALIENT FEATURES
Including continuing and
discontinued operations
Year ended 31 December 2017
2.160
million ounces
of attributable gold production
Up 1% YoY
US$955
per ounce
All-in sustaining costs
Down 3% YoY
US$1,088
per ounce
All-in costs
Up 8% YOY
US$2 million
cash outflow
from operating activities*
US$329 million
cash inflow
(excl. growth projects)
Damang and Gruyere
projects on schedule
and on budget
Impairment of US$278
million (R3.495
billion) at South Deep
A year of reinvestment
for medium term growth
and sustainability of
free cash flow
Net debt/EBITDA
Ratio 1.03x
Up 8% YoY
Note: *Cash flow from operating activities less
net capital expenditure and environmental
payments
Year ended 31 December 2017

Gold Fields
2017 Results
Project capital of US$115m (included in the costs above) was spent during 2017, compared to the budget of US$120m. The cash outflow for the year was US$45m
.
Construction of the Far East Tailings
Storage Facility (FETSF) commenced during Q1 2017, and the facility was commissioned by year-end, on time and within budget. The
FETSF is planned to provide cost effective tailings capacity of 44Mt which is 10 years of capacity at steady state production.
Decommissioning of the East Tailings Storage Facility (ETSF)
commenced during Q1 2018.

Guidance for 2018 is production of 160koz at AIC of US$1,520/oz which includes project capital of US$105m. First ore from the main
Damang pit is on track for Q2 2019.

Gruyere
Early work at Gruyere began in December 2016, with Gold Fields taking over management of the project on 1 February 2017. The project construction schedule remains unchanged, with engineering progress in line with budget at 72% and construction progress at 32%
also in line with plan as at end-December 2017. The Gruyere village, which includes 648 rooms, offices and recreational facilities, was commissioned during H1 2017.

Costs incurred to date are also in line with the project budget, which was slightly increased to A$532m (US$400m) (100% basis) during H1
2017 following a detailed review of the feasibility study. A$477m
(US$358m) of the total capital cost has been committed and priced, with A$186m (US$143m) already spent.

The Bulk Earthworks contract was awarded to MACA Civil in May
2017. The 28km Gruyere main access road and sealed airstrip have been completed, while the pit and tailings storage facility (TSF) areas were cleared during Q4 2017. Construction of the TSF embankment walls is scheduled for completion during H1 2018. The engineering, procurement and construction (EPC) contract for the Gruyere CIL processing plant and the associated infrastructure was awarded to
Amec Foster Wheeler Cimvec JV. Construction of the seven carbon-
in-leach tanks is progressing to plan. The SAG mill has been delivered while the Ball mill components, which are currently in Perth undergoing final inspection, is planned to be delivered in Q1 2018.

During H1 2017, a power supply contract was signed with APA
Group, a leading Australian energy infrastructure business. APA has received final approval from the Western Australian Department of
Mines for the 198km Yamarna gas pipeline from Laverton, which is scheduled for completion in H1 2018. Civil and structural works have also begun at the 45MW gas-powered Gruyere plant (build, own, operate model over life), which will be connected to the gas pipeline, and will supply the mine’s energy needs for the life of mine.

The Yeo borefield is planned to serve as the main water source for the Gruyere processing plant. All 32 boreholes have been drilled and installation of the 95km water pipeline to the processing plant has commenced. Installation of the 22kV overhead power line servicing the borefield is scheduled to commence in Q2 2018.

Finally, the mining services contract, which has a cost of A$400m
(US$300m) over a five-year term, was executed with Downer EDI in
Q4 2017. Downer began mobilising their workforce during Q1 2018 to begin construction of the mining infrastructure. Mining activities are planned to commence in Q4 2018.

Total project capital of A$311m (US$249m) (100% basis) has been budgeted for 2018. Gold Fields budget for Gruyere in 2018 is
A$181m, which includes items not picked up in the JV such as capitalised interest on the Gruyere debt facility drawn down to fund the project. Gruyere remains on track for first production during Q1
2019.

Salares Norte
The feasibility study for the Salares Norte project is tracking well for completion by the end of 2018. The interim results from the feasibility study indicate the following metrics for the project:
  Resource of 23.3Mt at 4.9g/t Au and 66.0g/t Ag, with 95% in the indicated category (majority of which are oxide material);
  Annual throughput: 2mtpa;
  Life of mine gold equivalent production: c.3.5Moz - front ended;
  AISC: US$575 per gold equivalent ounce; and
  Project capex: US$850m (+/-5%).
The project envisages open pit operations with a processing plant that includes both CIP and Merrill Crowe processes, due to the high silver content. Dry stack tailings are expected to be used. Water and Land
Rights are already secured and permitted for the future operational stage. The environmental impact assessment (EIA) is expected to be lodged with the Chilean authorities during April 2018.

US$83m is budgeted for 2018, which includes US$13m for district exploration.

Regional performance in FY17

Australia
Gold production in the Australia region for FY2017 was 1% lower YoY at 935koz (FY16: 942koz), but exceeded original guidance of 910koz, which included Darlot for the full year. All operations (excluding
Darlot) performed better than plan. AIC for the region was 2% lower
YoY in A$ terms at A$1,239/oz (FY16: A$1,261/oz) and marginally higher YoY in US$ terms at US$948/oz (FY16: US$941/oz). The
region had another strong year of cash generation, with net cash flow of US$189m for FY17 (FY16: US$256m), excluding Gruyere.

There were a number of important developments in the region during
2017:
  As previously announced, the sale of Darlot to Red 5 was
  completed on 2 October 2017. Gold Fields received the relevant cash sums as well as the issue of new shares as part of the consideration and as a consequence of the partial underwriting of a rights issue by the Group. The net result is that Gold Fields has a 19.9% shareholding in Red 5.
  The brownfields exploration programme in Australia continued to show positive results in 2017, with the increase in reserves more than replacing depletion in 2017. For the first time in four years,
  Agnew more than replaced depletion, with the future looking positive from the current exploration activities. The total exploration spend for the year was A$95m.
  Mining at Invincible underground commenced in Q4 2017. The
  Invincible complex continues to grow and is expected to remain a key contributor to production at St Ives for many years to come.
  A favourable advanced scoping study on the Paleochannel
  project at St Ives has moved the project into prefeasibility stage.
  The first part of the study will focus on evaluating a viable mining method and is expected to be completed by end 2018. The
  inventory being assessed on this project exceeds 2-3Moz.
  Following a positive feasibility study of Zone 110/120, the board has approved the development of this extension to the Wallaby underground mine at Granny Smith. This includes mineral reserves of 1.3Moz and will extend Granny Smith’s life to 2027 with tangible upside beyond that.

West Africa
Attributable gold production from the West Africa region decreased by
1% YoY to 639koz (FY16: 644koz) due to lower production at both
Tarkwa and Damang. However, Damang materially outperformed
guidance of 120koz, producing 144koz due to better than expected performance from Amoanda. AIC for the region increased by 10%
YoY to US$1,119/oz (FY16: US$1,020/oz) mainly as a result of the project capex spent on the Damang reinvestment project. Despite the increase in capex for the year, the region generated net cash flow of
US$64m for FY2017 (FY16: US$100m).

During Q4 2017, a decision was made to move Tarkwa to contractor mining. The rationale for the change includes unsustainable wage increases and demands, increase in operational costs as the pits get deeper and haulage distances get longer; as well as the need to replace aging fleet. As part of the process and in terms of the
Ghanaian labour law a retrenchment process will be initiated, though

Gold Fields
2017 Results
the contractor has agreed to re-employ a large number of the 1,700 affected employees. This decision by the operation was met with resistance from the Ghana Mineworkers Union, who have
subsequently approached the court on grounds that the redundancy process is not lawful. A hearing has been set down for mid-February
2018. An update regarding the hearing will be provided once the legal process has run its course.

South America
Attributable equivalent gold production at Cerro Corona increased by
13% YoY to 305koz (FY16: 269koz), mainly due to higher copper prices, higher gold head grades and higher gold recovery. AIC decreased by 59% YoY to US$203 per gold ounce (FY16: US$499
per gold ounce). AIC per equivalent ounce decreased by 12% YoY to
US$673 per equivalent ounce (FY16: US$762 per equivalent ounce).
On the back of the strong performance from the operation, Cerro
Corona generated net cash flow of US$117m (FY16: US$77m).

We are pleased to announce the successful extension of Cerro
Corona’s life to 2030. The life extension is to be achieved by a combination of a higher density factor along with an increase in the dam walls of the current tailings dam to 3,803m above sea level
(which adds two years to the existing TSF) and in-pit tailings (which adds five years). The increased tailings storage comes at minimal additional capex and allows for an increase in reserves of 1.4Moz eq
(40.1Mt at 0.5g/t Au and 0.4% Cu) (a 58% net increase), which converts 80% of resources. Cerro Corona remains a key asset for the
Group and the life extension provides longevity for this highly cash generative region. Work on a scoping study for further life extension will be undertaken in 2018. As a result of the increased life, a previous impairment of US$53m (gross) has been reversed.

South Deep
2017 was a year of two halves for South Deep, with Q1 2017
negatively impacted by two fatal accidents and three falls of ground in the higher grade section of the mine which resulted in a deferral of mining higher grade areas. Production recovered through the rest of the year, with production in H2 2017 increasing by 36% to 5,038kg
(162koz) from 3,710kg (119koz) in H1 2017.

Production for the year was 11% below original guidance, as flagged in the Q3 2017 operating results in October 2017, at 8,748kg
(281koz), compared to 9,032kg (290koz) in FY16. AIC increased 3%
YoY to R600,109/kg (US$1,400/oz) from R583,059/kg (US$1,234/oz)
in FY16, 3% higher than guidance of R585,000/kg. Performance of key activities included:
o  The mine recorded net cash outflow of R804m (US$60m) in 2017 compared with the rebase plan which forecast an outflow of
R830m.
o  Development decreased by 1% to 6,897 metres in 2017 from
6,933 metres in 2016. New mine development increased by 20%
YoY to 976 metres from 811 in 2016.
o  Longhole stoping volumes increased by 3% to 767kt in FY17
(FY16: 745kt).
o  Destress mining increased by 3% YoY to 33,419m
2
(FY16:
32,333m
2
).
o  Backfill placed was 11% lower YoY at 333m
3
.

While good progress has been made on the technical front, with the implementation of the mining method receiving positive feedback from the Geotechnical Review Board (GRB - a group of pre-eminent
international recognised geotechnical experts), the execution of the full mining value chain remains sub-optimal.

The goodwill impairment of R3.5bn (US$278m) (gross and after tax)
related to the slow start of the rebase plan (announced in February
2017) over the past year and a reduction in the gold price and resource price assumptions used in the life of mine model. It is expected that the ramp-up will be more gradual. The steady state production target of c.500koz in 2022 has not changed. Post this impairment, the carrying value of South Deep is R24.7bn
(US$1.96bn).

As a result of the slow start to the rebase plan in 2017, we expect a more gradual build up to steady state production of c.500koz by 2022.
In October 2017, we noted that there would be a knock-on impact on
2018 production. We expect production for 2018 to be 10,000kg
(322koz), 10% lower than the rebase plan. However, we expect AIC to be R540,000/kg, compared to R567,910/kg in the rebase plan.

Outlook for 2018
Attributable equivalent gold production for the Group for 2018 is expected to be between 2.08Moz and 2.10Moz with the main
difference between 2017 and 2018 due to the sale of Darlot. AISC is expected to be between US$990/oz and US$1,010/oz. AIC for the
Group is planned to be between US$1,190/oz and US$1,210/oz.
These expectations assume exchange rates of R/US$:12.00 and
A$/US$:0.80. AISC is planned to increase by between 4 to 6%, ~4%
of which is due to stronger exchange rates and ~2% of which is due to increases in costs in local currency. AIC is planned to increase by between 9 to 11%, ~4% of which is due to stronger exchange rates and ~6% which is due increases in growth capital expenditure.

Capital expenditure for the Group is planned at US$835m. Sustaining capital expenditure for the Group is planned at US$549m and growth capital expenditure is planned at US$286m. The US$286m of growth capital expenditure comprises US$105m for Damang, A$181m
(US$145m) for Gruyere, as well as R434m (US$36m) for South
Deep. In addition, US$83m is planned for Salares Norte.

In 2017, total capital expenditure was US$840m with sustaining capital expenditure of US$624m and growth capital expenditure of
US$216m. Expenditure on Salares Norte of US$53m in 2017.

Sale of Artic Platinum
Post year-end (as announced on 24 January 2018), Gold Fields completed the sale of its palladium-rich, polymetallic Arctic Platinum
Project (APP) in northern Finland to a Finnish subsidiary of private equity fund CD Capital Natural Resources Fund III. The purchase consideration comprises US$40m cash and royalty (2% NSR (net smelter return) on all metals, with 1% capped at US$20 million and
1% uncapped).

STOCK DATA FOR THE YEAR ENDED 31 DECEMBER 2017
Number of shares in issue
NYSE
–
(GFI)
– at 31 December 2017 820,614,217 Range
–
Year
US$2.95 – US$4.68
– average for the year 820,611,806
Average Volume
–
Year
6,358,268 shares/day
Free Float 100 per cent
JSE LIMITED
–
(GFI)
ADR Ratio 1:1
Range
–
Year
ZAR39.50 – ZAR60.94
Bloomberg/Reuters GFISJ/GFLJ.J
Average Volume
–
Year
2,722,312 shares/day

Gold Fields
2017 Results

Key Statistics
UNITED STATES DOLLAR
Quarter
Year ended
December
2017
September
2017
December
2016
2017
2016
Gold produced*
oz (000)
546
567
566
2,160
2,146
Continuing operations
546
552
552
2,121
2,080
Discontinued operations
-
15
14
39
66
Tonnes milled/treated
000
8,450
8,712
8,606
34,492
34,222
Continuing operations
8,450
8,609
8,493
34,154
33,768
Discontinued operations
-
103
113
338
454
Revenue
US$/oz
1,275
1,276
1,198
1,255
1,241
Continuing operations
1,275
1,276
1,197
1,255
1,240
Discontinued operations
-
1,270
1,223
1,252
1,252
Operating costs
US$/tonne
43
43
45
43
42
Continuing operations
43
42
44
42
41
Discontinued operations
-
158
120
137
126
All-in sustaining costs
#
US$/oz
959
906
911
955
980
Continuing operations
959
896
897
945
972
Discontinued operations
-
1,284
1,443
1,432
1,238
Total all-in cost
#
US$/oz
1,115
1,032
941
1,088
1,006
Continuing operations
1,115
1,025
928
1,081
998
Discontinued operations
-
1,284
1,443
1,432
1,238
Net debt
US$m
1,303
1,302
1,166
1,303
1,166
Net debt to EBITDA ratio
1.03
0.95
Net (loss)/earnings
US$m
(35.0)
162.8
Continuing operations
(48.1)
161.6
Discontinued operations
13.1
1.2
Net (loss)/earnings
US c.p.s
(4)
20
Continuing operations
(6)
20
Discontinued operations
2
-
Headline earnings/(loss)
US$m
193.6
208.4
Continuing operations
196.0
202.9
Discontinued operations
(2.4)
5.5
Headline earnings
US c.p.s.
24
26
Continuing operations
24
25
Discontinued operations
-
1
Normalised earnings/(loss)
US$m
137.5
190.9
Continuing operations
141.0
189.9
Discontinued operations
(3.5)
1.0
Normalised earnings
US c.p.s.
17
24
Continuing operations
17
24
Discontinued operations
-
-
*
All of the key statistics are managed figures from continuing operations, except for gold produced which is attributable equivalent production.
**   Cash flow from operating activities (net of tax) less net capital expenditure, environmental payments and financing costs.
#   Refer to page 27 and 28.
All operations are wholly owned except for Tarkwa and Damang in Ghana (90.0 per cent) and Cerro Corona in Peru (99.5 per cent).
Gold produced (and sold) throughout this report includes copper gold equivalents of approximately 7 per cent of Group production.
Figures may not add as they are rounded independently.

Gold Fields
2017 Results

Certain forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and
Section 21E of the U.S. Securities
Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.
These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
o
overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
o
changes in assumptions underlying Gold Fields’ mineral reserve estimates;
o
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
o
the ability to achieve anticipated production cost estimates at existing operations as outlined in this report or as otherwise disclosed;
o
t
he success of the Group’s business strategy, development activities and other initiatives;
o
the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
o
decreases in the market price of gold or copper;
o
the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
o
the occurrence of work stoppages related to health and safety incidents;
o
loss of senior management or inability to hire or retain employees;
o
fluctuations in exchange rates, currency devaluations and other macro-economic monetary policies;
o
the occurrence of labour disruptions and industrial actions;
o
power cost increases as well as power stoppages, fluctuations and usage constraints;
o
supply chain shortages and increases in the prices of production imports;
o
the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’
facilities and Gold Fields’ overall cost of funding;
o
the adequacy of the Group’s insurance coverage;
o
the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
o
changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
o
fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
o
political instability in South Africa, Ghana, Peru or regionally in Africa or South America.
Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.
Total Gold Fields operations
Income statement (Continuing and discontinued operations)
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
2017 2016
Revenue
2,810.8
2,749.5
Operating costs – net
(1,404.2)
(1,387.5)
Amortisation and depreciation
(774.8)
(679.2)
Net interest expense
(62.3)
(59.1)
Share of equity accounted earnings after taxation
(1.3)
(2.3)
Loss on foreign exchange
(3.7)
(6.4)
Gain on financial instruments
34.8
14.4
Share-based payments
(27.4)
(14.4)
Long-term employee benefits
(5.1)
(11.0)
Other
(44.0)
(48.5)
Exploration and project costs
(111.3)
(92.2)
Profit before royalties, taxation and non-recurring items
411.6
463.3
Non-recurring items
(200.4)
(17.1)
Profit before royalties and taxation
211.2
446.2
Royalties
(63.1)
(80.4)
Profit before taxation
148.1
365.8
Mining and income taxation
(172.1)
(192.1)
– Normal taxation
(207.0)
(204.7)
– Deferred taxation
34.9
12.6
Net (loss)/profit
(24.0)
173.7
Attributable to:
– Owners of the parent
(35.0)
162.8
– Non-controlling interest
11.0
10.9
Net (loss)/earnings
(35.0)
162.8
Headline earnings
193.6
208.4
Normalised earnings
137.5
190.9

Gold Fields
2017 Results

Statement of cash flows (Continuing and discontinued operations)
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
2017
2016
Cash flows from operating activities
831.6
956.9
Profit before royalties, tax and non-recurring items
411.6
463.3
Non-recurring items
(200.4)
(17.1)
Amortisation and depreciation
774.8
679.2
South Deep BEE dividend
(1.5)
(1.3)
Payment of long-term incentive plan
(11.9)
-
Change in working capital
(64.2)
(2.7)
Royalties and taxation paid
(309.4)
(234.8)
Other non-cash items
232.6
70.3
Dividends paid
(69.2)
(39.4)
Owners of the parent
(62.8)
(39.2)
Non-controlling interest holders
(6.4)
(0.2)
Cash flows from investing activities
(908.6)
(867.9)
Capital expenditure – additions
(840.4)
(649.9)
Capital expenditure – proceeds on disposal
23.2
2.3
Purchase of Gruyere Gold project assets
-
(197.1)
Purchase of investments
(80.1)
(12.7)
Proceeds on disposal of Darlot
5.4
-
Proceeds on disposal of investments
-
4.4
Environmental payments
(16.7)
(14.9)
Cash flows from financing activities
84.2
37.0
Loans received
779.7
1,298.7
Loans repaid
(695.5)
(1,413.2)
Proceeds on issue of shares
-
151.5
Net cash (outflow)/inflow
(62.0)
86.6
Translation adjustment
14.3
0.1
Cash at beginning of period
526.7
440.0
Cash at end of period
479.0
526.7
Cash flow for continuing and discontinued operations from operating activities less net capital expenditure and environmental payments
(2.3)
294.4
Results for the Group
(Continuing and discontinued operations)
SAFETY
The Group’s fatality injury frequency rate regressed from 0.02 in
2016 to 0.05 in 2017. The total recordable injury frequency rate
(TRIFR)
1
for the Group regressed by 7 per cent from 2.27 in
2016 to 2.42 in 2017.
1
Total Recordable Injury Frequency rate (TRIFR). (TRIFR) = (Fatalities + Lost Time
Injuries
2
+ Restricted Work Injuries
3
+ Medically Treated Injuries
4
) x
1,000,000/number of man-hours worked.
2
A Lost Time Injury (LTI) is a work-related injury resulting in the employee or contractor being unable to attend work for a period of one or more days after the day of the injury. The employee or contractor is unable to perform any functions.
3
A Restricted Work Injury (RWI) is a work-related injury sustained by an employee or contractor which results in the employee or contractor being unable to perform one or more of their routine functions for a full working day, from the day after the injury occurred. The employee or contractor can still perform some of his duties.
4
A Medically Treated Injury (MTI) is a work-related injury sustained by an employee or contractor which does not incapacitate that employee and who, after having received medical treatment, is deemed fit to immediately resume his/her normal duties on the next calendar day, immediately following the treatment/re-treatment.

FOR THE YEAR ENDED 31 DECEMBER 2017 COMPARED
WITH THE YEAR ENDED 31 DECEMBER 2016

The discussion of financial and operating results below is
an analysis of total Gold Fields operations (continuing and
discontinued). Due to the fact that the discontinued
operation does not have a material impact on the Group’s
results, it has not been discussed separately. The
discussion is based on the Income statement and
Statement of cash flows on pages 5 and 6, respectively.
REVENUE
Attributable equivalent gold production increased by 1 per cent from 2.146 million ounces in 2016 to 2.160 million ounces in
2017.

Gold production at South Deep in South Africa, decreased by 3 per cent from 9,032 kilograms (290,400 ounces) to 8,748
kilograms (281,300 ounces).

Attributable gold production at the West African operations
decreased by 1 per cent from 644,200 ounces in 2016 to
639,000 ounces in 2017 due to lower production at both Tarkwa and Damang. Attributable equivalent gold production at Cerro
Corona in Peru increased by 13 per cent from 268,900 ounces
in 2016 to 305,200 ounces in 2017. Gold production at the

Gold Fields
2017 Results

Australian operations decreased by 1 per cent from 942,300
ounces in 2016 to 934,600 ounces in 2017 due to higher
production at all the operations except Darlot which is only included for nine months, up to the date of disposal.

At the South Africa region, production at South Deep decreased by 3 per cent from 9,032 kilograms (290,400 ounces) in 2016 to
8,748 kilograms (281,300 ounces) in 2017 due to decreased
volumes, partially offset by increased grades.

At the West Africa region, managed gold production at Tarkwa decreased marginally from 568,100 ounces in 2016 to 566,400
ounces in 2017 mainly due to lower plant throughput and
recovery. At Damang, managed gold production decreased by
3 per cent from 147,700 ounces in 2016 to 143,600 ounces in
2017 mainly due to lower head grade and yield.

At the South America region, total managed gold equivalent
production at Cerro Corona increased by 14 per cent from
270,200 ounces in 2016 to 306,700 ounces in 2017 mainly due
to the higher copper price relative to the gold price (price factor), higher gold head grades and higher gold recovery.
At the Australia region, St Ives’ gold production increased
marginally from 362,900 ounces in 2016 to 363,900 ounces in
2017. At Agnew/Lawlers, gold production increased by 5 per
cent from 229,300 ounces in 2016 to 241,200 ounces in 2017
mainly due to increased ore processed. At Darlot, gold
production decreased by 41 per cent from 66,400 ounces for the
12 months to December 2016 to 39,200 ounces for the 9
months to September 2017 mainly due to lower grades mined.
At Granny Smith, gold production increased by 2 per cent from
283,800 ounces in 2016 to 290,300 ounces in 2017 due to
increased ore tonnes mined and processed.

The average US dollar gold price achieved by the Group
increased by 1 per cent from US$1,241 per equivalent ounce in
2016 to US$1,255 per equivalent ounce in 2017. The average
rand gold price decreased by 8 per cent from R584,894 per
kilogram to R538,344 per kilogram. The average Australian
dollar gold price decreased by 2 per cent from A$1,674 per
ounce to A$1,640 per ounce. The average US dollar gold price for the Ghanaian operations increased by 1 per cent from
US$1,247 per ounce in 2016 to US$1,255 per ounce in 2017.
The average equivalent US dollar gold price, net of treatment and refining charges, for Cerro Corona increased by 4 per cent from US$1,199 per equivalent ounce in 2016 to US$1,252 per
equivalent ounce in 2017. The average US dollar/Rand
exchange rate strengthened by 9 per cent from R14.70 in 2016 to R13.33 in 2017. The average Australian/US dollar exchange rate strengthened by 3 per cent from A$1.00 = US$0.75 in 2016 to A$1.00 = US$0.77 in 2017.

Revenue increased by 2 per cent from US$2,750 million in 2016 to US$2,811 million in 2017 mainly due to the higher ounces
sold.
NET OPERATING COSTS
Net operating costs, including gold-in-process movements,
increased by 1 per cent from US$1,388 million in 2016 to
US$1,404 million in 2017. The US$16 million higher net
operating costs, were due to the negative exchange rate effect of US$59 million on translation into US$ dollar, partially offset by
US$43 million lower cost in local currency. The gold-in-process credit to cost of US$69 million in 2017 compared with US$46
million in 2016.
At the South Africa region, net operating costs at South Deep increased by 2 per cent from R3,993 million (US$272 million) in
2016 to R4,062 million (US$305 million) in 2017 mainly due to annual salary increases, electricity rate increase and an
increase in employees in line with the strategy to sustainably improve all aspects of the operation.

At the West Africa region, net operating costs decreased by 8 per cent from US$463 million in 2016 to US$428 million in 2017.
This decrease in net operating costs was mainly due to lower production, benefits realised as a result of the incorporation of the development agreement which is now fully embedded at the operations following ratification in March 2016, continued
business process re-engineering, as well as a build-up of
inventory of US$41 million in 2017 compared with US$18 million in 2016. At Tarkwa, net operating costs decreased by 6 per
cent from US$327 million to US$306 million due to a significant build-up of gold-in-process of US$42 million in 2017 compared with US$18 million in 2016. At Damang, net operating costs
decreased by 10 per cent from US$136 million to US$122
million due to lower operating tonnes mined.

At the South America region, net operating costs at Cerro
Corona increased by 10 per cent from US$140 million in 2016 to
US$154 million in 2017 mainly due to a drawdown of
concentrate inventory of US$3 million in 2017 compared with a build-up of US$4 million in 2016, as well as higher mining and power costs.

At the Australia region, net operating costs decreased by 2 per cent from A$689 million (US$514 million) in 2016 to A$675
million (US$517 million) in 2017. At St Ives, net operating costs decreased by 15 per cent from A$244 million (US$182 million) in
2016 to A$207 million (US$159 million) in 2017 mainly due to a gold inventory credit to cost of A$38 million (US$29 million) in
2017 compared with A$15 million (US$11 million) in 2016, as
well as a decrease in mining cost of A$19 million (US$14
million) in 2017, following reduced operational tonnes mined from the open pits and cost improvements at the open pits and
Hamlet.

At Agnew, net operating costs increased by 4 per cent from
A$189 million (US$141 million) in 2016 to A$197 million
(US$150 million) in 2017, mainly due to higher mining costs as a result of a 16 per cent increase in ore development metres
achieved. At Granny Smith, net operating costs increased by 17 per cent from A$179 million (US$134 million) to A$210 million
(US$160 million). Mining costs increased by A$11 million (US$8 million) due to the additional volumes and net operating costs were also impacted by a release of A$15 million (US$11 million)
from gold-in process. A gold-in-process charge to cost of A$5 million (US$4 million) in 2017 compared with a credit of A$10 million (US$7 million) in 2016. Net operating costs at Darlot decreased by 19 per cent from A$77 million (US$58 million) for twelve months to December 2016 to A$62 million (US$47
million) for nine months to September 2017.
AMORTISATION AND DEPRECIATION
Amortisation and depreciation for the Group increased by 14 per cent from US$679 million in 2016 to US$775 million in 2017.
This increase of US$96 million was due to amortisation and
depreciation increases of US$80 million due to the increase in production at Cerro Corona and the Australian operations, a
decrease in depreciable reserves at Tarkwa and St Ives and a change in the depreciation calculation at Cerro Corona, as well as the negative exchange rate effect of US$16 million.

Gold Fields
2017 Results

OTHER
Net interest expense for the Group increased by 5 per cent from
US$59 million in 2016 to US$62 million in 2017. Interest
expense of US$91 million, partially offset by interest income of
US$6 million and interest capitalised of US$23 million in 2017 compared with interest expense of US$83 million, partially offset by interest income of US$9 million and interest capitalised of
US$15 million in 2016.

The share of equity accounted losses decreased by 50 per cent from US$2 million in 2016 to US$1 million in 2017 mainly due to downscaling of activities at Far Southeast project (FSE).

The loss on foreign exchange decreased by 33 per cent from
US$6 million in 2016 to US$4 million in 2017. These gains and losses on foreign exchange related to the conversion of offshore cash holdings into their functional currencies.

The gain on financial instruments increased by 150 per cent
from US$14 million in 2016 to US$35 million in 2017. In 2017, it mainly related to the South Deep gold hedge gain of US$10
million, Australian gold hedge gain (US$15 million/A$20 million), the oil hedge gain in Ghana (US$10 million) and Australia (US$6 million/ A$7 million), partially offset by the copper hedge loss taken out at Cerro Corona (US$6 million). Of the US$35 million,
US$14 million was realised and US$21 million was unrealised.

Share-based payments for the Group increased by 93 per cent
from US$14 million in 2016 to US$27 million in 2017 due to a new allocation in 2017 as well as mark to market adjustments relating to the free cash flow margin portion. Long-term
employee benefits decreased by 55 per cent from US$11 million to US$5 million due to mark to market adjustments relating to the share price portion of the incentive scheme.

Other costs for the Group decreased by 10 per cent from US$49 million to US$44 million.
EXPLORATION AND PROJECT COSTS
Exploration and project costs increased by 21 per cent from
US$92 million in 2016 to US$111 million in 2017 mainly due to an increase at Salares Norte from US$39 million in 2016 to
US$53 million in 2017 and the write-off of brownfields
exploration costs at the Australian operations which increased from A$64 million (US$48 million) in 2016 to A$69 million
(US$53 million) in 2017. This write-off is a book entry and non-
cash. The balance of US$5 million mainly related to expenditure at APP and FSE.
NON-RECURRING ITEMS
Non-recurring expenses of US$200 million in 2017 compared
with US$17 million in 2016.

The non-recurring expenses in 2017 included mainly:
•   Cash generating unit impairment of R3.495 billion (US$278
million) at South Deep. The impairment calculation is based
on the 2017 life of mine plan using the following
assumptions:
o
Gold price decreased from a long-term R600,000 per
kilogram to R525,000 per kilogram;
o
Resource price decreased from R842 per ounce to
R216 per ounce due to a decrease in the dollar price
per ounce from US$60 per ounce to US$17 per ounce
and a stronger Rand/Dollar exchange rate from R14.03
to R12.58. This was partially offset by an increase in
resource ounces of 3.8 million ounces from 25.2 million
ounces to 29.0 million ounces;
o
Life of mine: 77 years; and
o
Discount rate: 13.5 per cent nominal.
The above assumptions do not affect the steady state
production target of circa 500,000 ounces by 2022.
•   Silicosis provision raised (US$30 million);
•   Write-off of parked fleet at Tarkwa (US$7 million);
•   Retrenchment costs (US$9 million) mainly at Tarkwa (US$5
million), South Deep (US$2 million) and Damang (US$2
million);
•   Write-off of Damang assets (US$3 million); and
•   Impairment of investments (US$4 million).

This was partially offset by:
•   Reversal of cash-generating unit impairment: gross US$53
million, tax US$15 million, net US$38 million at Cerro
Corona. The impairment calculation is based on the 2017
life of mine plan using the following assumptions:
o
Gold price 2018: US$1,200 per ounce, 2019 onwards:
US$1,300 per ounce;
o
Copper price 2018: US$2.50 per pound, 2019
onwards: US$2.80 per pound;
o
Resource price: US$41 per ounce;
o Life of mine: 13 years; and
o Discount rate: 4.8 per cent.
The reversal of the impairment is due to a higher net present value as a result of the completion of a Pre-feasibility study in
2017 extending the life of mine from 2023 to 2030 by optimising the tailings density and increasing tailings capacity by using in-
pit tailings after mining activities end.
•   Reversal of the APP impairment (US$39 million);
•   Profit on the sale of Darlot (US$24 million/A$31 million); and
•   Lower rehabilitation provisions of US$13 million mainly at St
Ives due to a new mine closure plan (A$15 million/US$11
million).

The non-recurring expenses in 2016 included mainly:
•   Cash-generating unit impairment of US$66 million at Cerro
Corona. The impairment calculation was based on the 2016
life of mine plan. The impairment was due to a reduction in
gold and copper reserves due to depletion, a decrease in
the gold and copper price assumptions for 2017 and 2018, a
lower resource price and an increase in the Peru tax rate;
•   Impairment of fleet relating to the disposal of fleet to the contractor and inoperable assets at Damang (US$10
million);
•   Retrenchment costs (US$12 million), mainly at Damang
(US$10 million) and Granny Smith (A$2 million/US$1
million); and
•   Other: >US$5 million.

This was partially offset by:
•   Profit on sale of royalties as part of the Maverix transaction
(US$48 million);
•   Profit on buy-back of the bond (US$18 million); and
•   A decrease in rehabilitation provision (US$10 million) mainly due to decreases in base cases associated with a reduction
in the diesel price at the Australian operations (A$10
million/US$7 million).
ROYALTIES
Government royalties for the Group decreased by 21 per cent
from US$80 million in 2016 to US$63 million in 2017 mainly due to the introduction of the sliding scale royalty formula in Ghana.

Gold Fields
2017 Results

TAXATION
The taxation charge for the Group of US$172 million in 2017
compared with US$192 million in 2016. Normal taxation
increased from US$205 million to US$207 million. The deferred tax credit of US$35 million in 2017 compared with US$13
million in 2016.

The taxation charge in 2017 appears significant in relation to the profit before tax due to the goodwill impairment of US$278 million and reversal of impairment of APP of US$39 million
which do not attract tax. Excluding those adjustments, profit before tax would have been US$367 million.

In Peru, tax depreciation is recognised using the straight line depreciation method for the majority of assets over periods
longer than the life of mine. At 31 December 2016, Cerro
Corona had a life of mine to 2023, and a significant portion of the assets would not be fully depreciated for tax purposes by the end of the life of the mine. During 2017, deferred tax of
US$11 million was impaired relating to fixed asset additions in
2017. However, during 2017, the Group completed a pre-
feasibility study, which resulted in extending the life of mine from 2023 to 2030 by optimising the tailings density and
increasing tailings capacity by using in-pit tailings after mining activities end
. Based on the Group’s best estimate at 31
December 2017, it is likely that Cerro Corona will earn taxable profits in order to utilise a portion of the deductible temporary differences that reverse after 2023. As a result of the above, the Group recognised an amount of US$15 million (2016:
US$15 million impairment) related to deferred tax assets that were now recoverable at Cerro Corona at 31 December 2017.

The tax returns for Cerro Corona are filed in Peruvian Nuevo
Sol (Soles) and the functional currency for accounting purposes is the US dollar. For accounting purposes, unutilised tax
allowances must be converted from Soles to dollars at the
closing rate at the period end. Therefore, the US dollar
equivalent of unutilised taxation allowances fluctuate due to movements in the exchange rate between the Peruvian Nuevo
Sol and the US dollar. This resulted in a change in the
temporary taxation differences for non-monetary assets on
translation. A deferred tax credit of US$4 million (2016: US$2 million charge) arose due to the strengthening of the exchange rate from 3.40 Nuevo Sol in 2016 to 3.27 Nuevo Sol in 2017
(3.38 Nuevo Sol in 2015 to 3.40 Nuevo Sol in 2016). It has no
cash effect.
LOSS/EARNINGS
Net loss attributable to owners of the parent of US$35 million or
US$0.0.04 per share in 2017 compared with a profit of US$163 million or US$0.20 per share in 2016.

Headline earnings attributable to owners of the parent of
US$194 million or US$0.24 per share in 2017 compared with
headline earnings of US$208 million or US$0.26 per share in
2016.

Normalised earnings of US$138 million or US$0.17 per share in
2017 compared with US$191 million or US$0.24 per share in
2016.
CASH FLOW
Cash inflow from operating activities of US$832 million in 2017 compared with US$957 million in 2016, a 13 per cent decrease.
This decrease was mainly due to an investment into working
capital of US$64 million in 2017, as a result of the build-up of ore stockpiles at Tarkwa and St Ives, compared with US$3
million in 2016, as well as an increase in royalties and taxation paid from US$235 million in 2016 to US$309 million in 2017.

Dividends paid/advanced of US$69 million in 2017 compared
with US$39 million in 2016. Dividends paid to owners of the
parent increased from US$39 million in 2016 to US$63 million in
2017. Dividends paid to non-controlling interest holders of US$6 million in 2017 compared with US$nil million in 2016. Dividends of US$5 million and US$1 million were paid to non-controlling interest holders at Tarkwa and Cerro Corona, respectively.

Cash outflow from investing activities increased from US$868 million in 2016 to US$909 million in 2017 mainly due to an
increase in capital expenditure from US$650 million in 2016 to
US$840 million in 2017 as planned. This was mainly due to
growth expenditure of US$115 million on the Damang
reinvestment project and A$106 million (US$81 million) on
Gruyere. Proceeds on disposal of assets of US$23 million in
2017 compared with US$2 million in 2016. The US$23 million
related to proceeds on disposal of fleet at Damang. Purchase of investments of US$80 million in 2017 compared with US$13
million in 2016. In 2017, it related mainly to the purchase of shares in Gold Road (US$55 million/A$71 million) as well as the purchase of shares and options in Cardinal Resources (US$20
million/A$28 million). Environmental payments increased from
US$15 million in 2016 to US$17 million in 2017. In 2016,
purchase of Gruyere Gold project amounted to US$197 million
(A$266 million).

Cash outflow from operating activities less net capital
expenditure and environmental payments of US$2 million in
2017 compared with an inflow of US$294 million in 2016. This decrease was mainly due to higher capital expenditure and
negative working capital adjustments. The US$2 million outflow in 2017 comprised: US$309 million net cash generated by the
eight mining operations (after royalties, taxes, capital
expenditure and environmental payments), less US$72 million of net interest paid, US$58 million for exploration mainly at Salares
Norte (this excludes any mine based brownfields exploration
which is included in the US$309 million above), US$141 million
(A$184 million) at Gruyere [capital expenditure of US$81 million
(A$106 million) and an investment into working capital of US$60 million (A$78 million), mainly due to cash calls on the balance of the deferred payment balance and stamp duty], as well as
US$40 million on non-mine based costs. Included in the
US$309 million above is US$115 million capital expenditure on the Damang reinvestment project and US$17 million on South
Deep growth capital expenditure. If these two amounts are
excluded, then the mining operations generated US$441 million.
The US$294 million in 2016 comprised: US$444 million net cash generated by the eight mining operations (after royalties, taxes, capital expenditure and environmental payments), less US$69
million of net interest paid, US$47 million for exploration mainly at Salares Norte (this excludes any mine based brownfields
exploration which is included in the US$444 million above) and
US$34 million on non-mine based costs. Included in the
US$444 million is US$8 million on South Deep growth capital
expenditure.

In the South Africa region at South Deep, capital expenditure decreased from R1,145 million (US$78 million) in 2016 to
R1,099 million (US$82 million) in 2017 due to lower expenditure on fleet.

At the West Africa region, capital expenditure increased from
US$206 million to US$313 million. At Tarkwa, capital
expenditure increased from US$168 million to US$181 million
due to higher fleet expenditure in 2017. Capital expenditure in

Gold Fields
2017 Results

2016 was mainly incurred on pre-stripping. Capital expenditure at Damang increased from US$38 million to US$132 million
mainly due to expenditure on the Damang reinvestment project
(US$115 million).

In the South America region at Cerro Corona, capital
expenditure decreased from US$43 million to US$34 million
mainly due to lower expenditure on the construction of the
tailings dam and waste storage facilities.

At the Australia region, capital expenditure decreased from
A$431 million (US$322 million) in 2016 to A$423 million
(US$324 million) in 2017. At St Ives, capital expenditure
increased from A$188 million (US$140 million) in 2016 to A$204 million (US$156 million) in 2017 due to expenditure on the new
Invincible underground mine. At Agnew/Lawlers, capital
expenditure increased from A$94 million (US$70 million) to
A$96 million (US$74 million) in 2017 mainly due to expenditure on a crushing facility. At Darlot, capital expenditure decreased from A$29 million (US$21 million) to A$9 million (US$7 million)
in 2017 and at Granny Smith, capital expenditure decreased
from A$121 million (US$90 million) in 2016 to A$114 million
(US$87 million) in 2017.

Net cash inflow from financing activities of US$84 million in 2017 compared with US$37 million in 2016. The inflow in 2017
related to a drawdown of US$780 million, partially offset by the repayment of US$696 million on offshore and local loans. The inflow in 2016 related to a drawdown of US$1.299 billion and proceeds on the issue of shares of US$0.151 billion, partially offset by the repayment of US$1.413 billion of offshore and local loans.

The net cash outflow for the Group of US$62 million in 2017
compared with an inflow of US$87 million in 2016. The cash
balance of US$479 million in 2017 compared with US$527
million in 2016.
ALL-IN SUSTAINING AND TOTAL ALL-IN COST
The Group all-in sustaining costs decreased by 3 per cent from
US$980 per ounce in 2016 to US$955 per ounce in 2017 mainly
due to higher by-product credits, lower royalties and lower
sustaining capital expenditure, partially offset by higher net operating costs and lower gold sold. Total all-in cost increased by 8 per cent from US$1,006 per ounce in 2016 to US$1,088
per ounce in 2017 due to higher non-sustaining capital
expenditure and higher exploration, feasibility and evaluation costs.

In the South Africa region, at South Deep, all-in sustaining costs increased by 1 per cent from R570,303 per kilogram (US$1,207 per ounce) to R574,406 per kilogram (US$1,340 per ounce)
mainly due to higher net operating costs and lower gold sold, partially offset by lower sustaining capital expenditure. The total all-in cost increased by 3 per cent from R583,059 per kilogram
(US$1,234 per ounce) to R600,109 per kilogram (US$1,400 per
ounce) due to the same reasons as for all-in sustaining costs as well as higher non-sustaining capital expenditure.

At the West Africa region, all-in sustaining costs decreased by 6 per cent from US$1,020 per ounce in 2016 to US$958 per
ounce in 2017 mainly due to lower net operating costs and lower sustaining capital expenditure, partially offset by lower gold sold.
Total all-in cost increased by 10 per cent from US$1,020 per ounce in 2016 to US$1,119 per ounce in 2017 mainly due to
non-sustaining capital expenditure of US$115 million on the
Damang reinvestment project.
At the South America region, all-in sustaining costs and total all-
in cost decreased by 59 per cent from US$499 per ounce to
US$203 per ounce mainly due to higher by-product credits,
lower capital expenditure and higher gold sold, partially offset by higher net operating costs. All-in sustaining costs and total all-in cost per equivalent ounce decreased by 12 per cent from
US$762 per equivalent ounce to US$673 per equivalent ounce
mainly due to the same reasons as above.

At the Australia region, all-in sustaining costs and total all-in cost decreased by 2 per cent from A$1,261 per ounce (US$941 per
ounce) in 2016 to A$1,239 per ounce (US$948 per ounce) in
2017 mainly due to lower net operating costs and lower capital expenditure, partially offset by lower gold sold.
BALANCE SHEET
Net debt (borrowings plus the current portion of borrowings less cash and deposits) increased from US$1,166 million for the year ended December 2016 to US$1,303 million for the year ended
December 2017.
NET DEBT/ADJUSTED EBITDA
The net debt/adjusted EBITDA ratio of 1.03 at 31 December
2017 compared with 0.95 at the end of the financial year ended
31 December 2016.
EBITDA
Adjusted EBITDA for calculating net debt/EBITDA is based on
the previous 12 months earnings, which is determined as follows in US$ million:

Reconciliation between operating profit* and adjusted
EBITDA for the year ended:
2017 2016
Operating profit*
1,407
1,362
Environmental rehabilitation
interest
12
11
Exploration and project costs
(111)
(92)
Other
(44)
(49)
1,264
1,232
*
Operating profit is defined as revenue less net operating costs.
FREE CASH FLOW MARGIN
The free cash flow (FCF) margin is revenue less cash outflow divided by revenue expressed as a percentage. The FCF for the
Group for the year ended 2017 is calculated as follows:
US$’m US$/oz
Revenue*
2,632.1
1,259
Less: Cash outflow
2,214.9
(1,059)
AIC
(2,274.2)
(1,088)
Adjusted for
Share-based payments
(non-cash)
27.4
13
Long-term employee benefits
(non-cash)
5.1
2
Exploration, feasibility and
evaluation costs outside of existing
operations
59.9
29
Non-sustaining capital expenditure
(Damang
Reinvestment and Gruyere)
196.0
94
Revenue hedge
12.8
6
Tax paid (excluding royalties which
is included in AIC above)
(241.9)
(116)
Free cash flow**
417.2
200
FCF margin
16%

Gold Fields
2017 Results

Gold sold only
–
000’ounces
2,091.1
* Revenue from income statement at US$2,810.8 million less revenue from by-
products in AIC at US$178.7 million equals US$2,632.1 million.
**Free cash flow does not agree with cash flows from operating activities less capital expenditure in the statement of cash flows on page 24 mainly due to working capital adjustments and non-recurring items included in the statement of cash flows.

The FCF margin of 16 per cent in 2017 at a gold price of
US$1,259 per ounce compared with 17 per cent in 2016 at a
gold price of US$1,241 per ounce. The FCF margin for 2017
meet
s the Group’s target of a 15 per cent FCF margin at a gold
price of US$1,300 per ounce.

CONTINUING OPERATIONS

South Africa region
South Deep project
2017
2016
Gold produced 000’oz
281.3
290.4
kg
8,748
9,032
Gold sold 000’oz
281.8
289.4
kg
8,766
9,001
Yield – underground reef g/t
5.87
5.50
AISC R/kg
574,406
570,303
US$/oz
1,340
1,207
AIC R/kg
600,109
583,059
US$/oz
1,400
1,234

Gold production decreased by 3 per cent from 9,032 kilograms
(290,400 ounces) in 2016 to 8,748 kilograms (281,300 ounces)
in 2017 due to decreased volumes, partially offset by increased grades. Production in 2017 was impacted by a weak March
quarter, after two fatal accidents and three fall-of-ground
incidents negatively affected the contribution from high grade corridors.

Total underground tonnes mined decreased by 6 per cent from
1.72 million tonnes in 2016 to 1.61 million tonnes 2017.
Underground ore tonnes mined decreased by 12 per cent from
1.61 million tonnes in 2016 to 1.42 million tonnes in 2017.
Underground waste mined increased by 70 per cent from
111,000 tonnes to 189,000 tonnes due to improved New Mine
development performance. Gold mined from underground
decreased by 8 per cent from 9,064 kilograms (291,400 ounces)
to 8,364 kilograms (268,900 ounces). Underground grade mined increased by 5 per cent from 5.62 grams in 2016 to 5.89 grams per tonne in 2017 due to an increase in broken reef grade from the higher grade sections.

Total tonnes milled decreased by 8 per cent from 2.25 million tonnes in 2016 to 2.08 million tonnes in 2017. Underground ore tonnes milled decreased by 9 per cent from 1.63 million tonnes in 2016 to 1.48 million tonnes in 2017. Underground waste
milled increased by 54 per cent from 107,000 tonnes to 165,000 tonnes. Surface tailings material treated decreased by 15 per cent from 507,000 tonnes to 433,000 tonnes. Underground reef yield increased by 7 per cent from 5.50 grams per tonne to 5.87 grams per tonne due to an increase in broken reef grade from the higher grade sections in line with the rebase plan of 5.86 grams per tonne for 2017.

Development decreased marginally from 6,933 metres in 2016
to 6,897 metres in 2017. New mine capital development (phase one, sub 95 level) increased by 20 per cent from 811 metres in
2016 to 976 metres in 2017. Development in the current mine
areas in 95 level and above decreased by 3 per cent from 6,122 metres to 5,921 metres. Destress per square meter mined
increased by 3 per cent from 32,333 square metres in 2016 to
33,419 square metres in 2017. Longhole stoping volume mined
increased by 3 per cent from 745,190 tonnes in 2016 to 766,857 tonnes in 2017.

The current mine (95 level and above) contributed 57 per cent of the ore tonnes in 2017, while the new mine (North of Wrench)
contributed 43 per cent.

Net operating costs increased by 2 per cent from R3,993 million
(US$272 million) in 2016 to R4,062 million (US$305 million) in
2017 due to annual salary increases, electricity rate increase and an increase in employees in line with the strategy to
sustainably improve all aspects of the operation. These were partially offset by lower expenditure on contractors
.

Capital expenditure decreased by 4 per cent from R1,145 million
(US$78 million) in 2016 to R1,099 million (US$82 million) in
2017
.
Sustaining capital expenditure decreased from R1,030 million
(US$70 million) in 2016 to R874 million (US$66 million) in 2017 mainly due to lower spend on fleet. Non-sustaining capital
expenditure increased from R115 million (US$8 million) to R225 million (US$17 million) due to higher expenditure on new mine development infrastructure and refrigeration infrastructure.

All-in sustaining costs increased by 1 per cent from R570,303 per kilogram (US$1,207 per ounce) in 2016 to R574,406 per
kilogram (US$1,340 per ounce) in 2017 mainly due to lower gold sold and higher net operating costs, partially offset by lower sustaining capital expenditure.

Total all-in cost increased by 3 per cent from R583,059 per
kilogram (US$1,234 per ounce) in 2016 to R600,109 per
kilogram (US$1,400 per ounce) in 2017 due to the same
reasons as for all-in-sustainable costs as well as higher non-
sustaining capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 10,000 kilograms (321,000 ounces)
•
Destress square metres ~ 43,000 square meters
•
Development metres ~ 9,356 meters
•
Sustaining capital expenditure ~ R668 million (US$56
million)
•
Growth capital expenditure ~ R434 million (US$36 million)
•
All-in sustaining costs ~ R500,000 per kilogram (US$1,300
per ounce)
•
Total all-in cost ~ R540,000 per kilogram (US$1,400 per
ounce)
West Africa region
GHANA
Tarkwa
2017
2016
Gold produced 000’oz
566.4
568.1
Yield g/t
1.30
1.30
AISC and AIC US$/oz
940
959

Gold production decreased marginally from 568,100 ounces in
2016 to 566,400 ounces in 2017 due to lower plant throughput and recovery.

Gold Fields
2017 Results

Total tonnes mined, including capital stripping, increased by 3 per cent from 101.2 million tonnes in 2016 to 103.8 million
tonnes in 2017. Ore tonnes mined increased by 14 per cent
from 14.6 million tonnes to 16.7 million tonnes. Operational waste tonnes mined decreased by 2 per cent from 36.1 million tonnes to 35.5 million tonnes while capital waste tonnes mined increased by 2 per cent from 50.5 million tonnes to 51.6 million tonnes. Head grade mined decreased by 4 per cent from 1.38
grams per tonne to 1.32 grams per tonne. Gold mined
increased by 10 per cent from 645,900 ounces to 711,000
ounces. The strip ratio decreased from 6.3 to 5.2 as a result of mining Akontansi cut 7 and Pepe Cut 7 south due to their
relatively low strip ratio to ensure ore supply to the process plant. In order to mitigate any potential future problems, spatial compliance regarding waste stripping at Teberebie pits is one of the main focus areas in 2018.
The CIL plant throughput decreased by 1 per cent from 13.6
million tonnes in 2016 to 13.5 million tonnes in 2017 which is in line with nameplate capacity. Realised yield from the CIL plant was similar at 1.30 grams per tonne.

Net operating costs, including gold-in-process movements,
decreased by 6 per cent from US$327 million to US$306 million due to benefits realised as a result of the incorporation of the development agreement, as well as a significant build-up of
gold-in-process to US$42 million in 2017 compared with US$18 million in 2016.

Capital expenditure increased by 8 per cent from US$168 million to US$181 million mainly due to higher expenditure on mining fleet. Mining fleet expenditure including componentisation in
2017 was US$33 million compared with US$23 million in 2016.

All-in sustaining costs and total all-in cost decreased by 2 per cent from US$959 per ounce in 2016 to US$940 per ounce in
2017 due to lower net operating costs, partially offset by higher capital expenditure and lower gold sold.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 520,000 ounces. The lower gold is in
line with the revised life of mine plan.
•
Capital expenditure ~ US$162 million
•
All-in sustaining costs ~ US$970 per ounce
•
Total all-in cost ~ US$970 per ounce
Damang
2017
2016
Gold produced 000’oz
143.6
147.7
Yield g/t
0.97
1.08
AISC US$/oz
1,027
1,254
AIC US$/oz
1,827
1,254

Gold production decreased by 3 per cent from 147,700 ounces
in 2016 to 143,600 ounces in 2017 mainly due to lower head
grade and lower yield.

Total tonnes mined, including capital stripping, increased by 111 per cent from 18.8 million tonnes in 2016 (16.4 million tonnes from Amoanda and other satellite pits and 2.4 million tonnes from the Juno/Huni pits) to 39.7 million tonnes in 2017 (25.7 million tonnes from Amoanda and other satellite pits and 14.0 million tonnes from the Damang Pit Cut Back) due to a change in mining strategy with the implementation of the Damang
reinvestment plan. Ore tonnes mined increased by 18 per cent from 2.8 million tonnes to 3.3 million tonnes. Operational waste tonnes mined decreased by 35 per cent from 8.2 million tonnes to 5.3 million tonnes as a result of mainly mining capital waste tonnes in 2017,
to align with the new mining strategy. Capital
waste tonnes mined increased by 299 per cent from 7.8 million in 2016 to 31.1 million in 2017. Head grade mined decreased
by 13 per cent from 1.32 grams per tonne in 2016 to 1.15 grams per tonne in 2017 due to 1.56 million tonnes of relatively lower grade ore mined from the satellite pits (Lima South, Tomento east and Abosso tailings). Gold mined increased by 3 per cent from 119,400 ounces to 122,700 ounces. The strip ratio increased from 5.7 to 10.9
.

Tonnes processed increased by 7 per cent from 4.27 million
tonnes in 2016 to 4.59 million tonnes in 2017. Yield decreased by 10 per cent from 1.08 grams per tonne to 0.97 grams per
tonne
due to an increase in lower grade stockpiles treated whilst
stripping the various pits. In 2017, 2.83 million tonnes of fresh ore and oxides were milled at an average grade of 1.16 grams per tonne and 1.76 million tonnes of stockpiles were milled at an average grade of 0.68 grams per tonne. This compared with 2.2 million tonnes of fresh ore and oxides milled at an average
grade of 1.37 grams per tonne and 2.1 million tonnes of
stockpiles milled at an average grade of 1.04 grams per tonne in
2016.

Net operating costs, including gold-in-process movements,
decreased by 10 per cent from US$136 million to US$122
million mainly due to benefits realised as a result of the
incorporation of the development agreement, the move to
contractor mining and lower operating tonnes mined.

Capital expenditure increased by 247 per cent from US$38
million to US$132 million with the majority spent on waste
stripping.

Sustaining capital expenditure decreased by 55 per cent from
US$38 million in 2016 to US$17 million in 2017, mainly due to capital waste stripping being reported as growth capital with the commencement of the Damang reinvestment plan. Non-
sustaining capital expenditure increased from US$nil million to
US$115 million mainly due to the implementation of the Damang reinvestment plan in 2017.

All-in sustaining cost decreased by 18 per cent from US$1,254 per ounce in 2016 to US$1,027 per ounce in 2017 due to lower net operating costs and lower non-sustaining capital
expenditure, partially offset by lower gold sold.

Total all-in cost increased by 46 per cent from US$1,254 per ounce in 2016 to US$1,827 per ounce in 2017 due to an
increase in non-sustaining capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 160,000 ounces
•
Sustaining capital expenditure ~ US$12 million
•
Growth capital expenditure ~ US$105 million
•
All-in sustaining costs ~ US$860 per ounce
•
Total all-in cost ~ US$1,520 per ounce
South America region

PERU

Cerro Corona
2017
2016
Gold produced 000’oz
159.0
150.2
Copper produced tonnes
30,200
30,667

Gold Fields
2017 Results

Total equivalent gold
produced
000’eq oz
306.7
270.2
Total equivalent gold sold 000’eq oz
313.8
268.9
Yield – gold g/t
0.76
0.70
– copper per cent
0.46
0.46
– combined eq g/t
1.40
1.20
AISC and AIC US$/oz
203
499
AISC and AIC US$/eq oz
673
762
Gold price* US$/oz
1,255
1,247
Copper price* US$/t
6,131
4,848
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production increased by 6 per cent from 150,200 ounces in
2016 to 159,000 ounces in 2017. Copper production decreased
by 2 per cent from 30,667 tonnes to 30,200 tonnes. Equivalent gold production increased by 14 per cent from 270,200 ounces to 306,700 ounces. The increase in equivalent gold production was due to the higher copper to gold price ratio as well as higher gold head grades and higher gold recovery. Gold head grade
increased by 5 per cent from 1.03 grams per tonne to 1.08
grams per tonne and copper head grade decreased by 2 per
cent from 0.53 per cent to 0.52 per cent.

Gold recoveries increased from 67.5 per cent to 70.4 per cent.
Copper recoveries increased from 86.6 per cent to 88.9 per
cent. Gold yield increased from 0.70 grams per tonne to 0.76 grams per tonne. Copper yield was similar at 0.46 per cent.
The increase in the gold grade was in line with the plan and planned mining sequence.

In 2017, concentrate with a payable content of 164,715 ounces of gold was sold at an average price of US$1,261 per ounce and
30,377 tonnes of copper was sold at an average price of
US$5,546 per tonne, net of treatment and refining charges. This compared with 149,105 ounces of gold that was sold at an
average price of US$1,244 per ounce and 29,905 tonnes of
copper that was sold at an average price of US$4,182 per
tonne, net of treatment and refining charges in 2016. Total
equivalent gold sales increased by 17 per cent from 268,900
ounces in 2016 to 313,800 ounces in 2017 mainly due to higher gold produced and higher price factor.

Total tonnes mined increased by 9 per cent from 14.45 million tonnes in 2016 to 15.75 million tonnes in 2017 in line with the mine sequencing. Ore mined increased marginally from 7.06
million tonnes to 7.09 million tonnes. Waste tonnes mined
increased by 17 per cent from 7.39 million tonnes to 8.66 million tonnes. The strip ratio increased from 1.05 to 1.22.

Ore processed decreased by 3 per cent from 6.98 million tonnes in 2016 to 6.80 million tonnes in 2017 mainly due to lower plant throughput (815 tonnes per hour versus 832 tonnes per hour)
and lower utilisation due to harder ore.

Net operating costs, including gold-in-process movements,
increased by 10 per cent from US$140 million in 2016 to
US$154 million in 2017. The higher net operating costs were
mainly due to a US$3 million drawdown of concentrate inventory in 2017 compared with a US$4 million build-up in 2016. In
addition, higher mining costs resulted from higher tonnes mined in 2017 and higher power expenses due to a new contract with the power supplier.

Capital expenditure decreased by 21 per cent from US$43
million to US$34 million mainly due to lower expenditure on the tailings dam and waste storage facilities during 2017 compared with 2016. This was due to optimising the design and scope of the tailings dam and waste storage facilities as well as the renegotiation of the construction contract during 2017.

All-in sustaining costs and total all-in cost decreased by 59 per cent from US$499 per ounce in 2016 to US$203 per ounce in
2017, mainly due to higher by-product credits, lower sustaining capital expenditure and higher gold sold, partially offset by higher net operating costs. All-in sustaining costs and total all-in costs per equivalent ounce decreased by 12 per cent from
US$762 per equivalent ounce to US$673 per equivalent ounce
mainly due to the same reasons as above.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold equivalents produced ~ 280,000 ounces
•
Gold only produced ~ 145,000 ounces
•
Copper tonnes produced ~ 29,830 tonnes
•
Capital expenditure ~ US$45 million
•
Copper price ~ US$2.50 per pound
•
Gold price ~ US$1,200 per ounce
All-in sustaining costs ~ US$810 per equivalent ounce
•
Total all-in cost ~ US$810 per equivalent ounce
•
All-in sustaining costs ~ US$585 per ounce
•
Total all-in cost ~ US$585 per ounce
Australia region
St Ives
2017
2016
Gold produced 000’oz
363.9
362.9
Yield – underground g/t
3.92
4.73
– surface g/t
2.56
2.43
– combined g/t
2.70
2.79
AISC and AIC A$/oz
1,198
1,273
US$/oz
916
949

Gold production increased marginally from 362,900 ounces in
2016 to 363,900 ounces in 2017.

Total tonnes mined decreased by 3 per cent from 43.74 million tonnes in 2016 to 42.63 million tonnes in 2017. Gold mined
increased by 8 per cent from 404,200 ounces to 438,500
ounces, due to increased productivity and equipment utilisation achieved in the open pits. In addition, the full mining fleet (both contractor and owner) were utilised during the year.

At the underground operations, ore mined decreased by 24 per cent from 0.63 million tonnes in 2016 to 0.48 million tonnes in
2017, following the closure of the Athena mine in 2016, with the lower grade Hamlet mine being the only source of underground ore in 2017. The grade mined decreased by 19 per cent from
5.07 grams per tonne to 4.13 grams per tonne and contained
gold mined from underground decreased by 37 per cent from
102,200 ounces in 2016 to 64,200 ounces in 2017.
Development of the new Invincible underground mine continued
with 2,900 tonnes at 2.45 grams per tonne delivering 231
ounces of gold during the December 2017 quarter.

At the open pits total ore tonnes mined increased by 8 per cent from 3.67 million tonnes in 2016 to 3.98 million tonnes in 2017.
Grade mined increased by 14 per cent from 2.56 grams per
tonne to 2.92 grams per tonne with increased grades from all ore sources. Contained gold mined from the open pits
increased by 24 per cent from 301,900 ounces in 2016 to
374,300 ounces in 2017.
For purposes of calculating
equivalent ounces

Gold Fields
2017 Results

Operational waste tonnes mined decreased by 25 per cent from
12.03 million tonnes in 2016 to 9.04 million tonnes in 2017.
Capital waste tonnes mined increased by 6 per cent from 27.41 million tonnes to 29.12 million tonnes with pre-strip at Invincible
Stage 6 and Neptune Stages 4 and 5. The strip ratio decreased from 10.7 to 9.6.

Throughput at the Lefroy mill increased by 4 per cent from 4.05 million tonnes in 2016 to 4.20 million tonnes in 2017 mainly due to the closure of the mill for two weeks during the second half of
2016 for the installation of a new electrical control block for the
Sag mill. Yield decreased by 3 per cent from 2.79 grams per
tonne to 2.70 grams per tonne due to lower grades from Hamlet and increased mill feed from open pits. Gold production from the Lefroy mill increased by 1 per cent from 360,400 ounces in
2016 to 363,900 ounces in 2017. In 2016, 93,277 tonnes of toll treatment produced 1,945 ounces and residual leaching and
irrigation of the heap leach pad produced a further 600 ounces.
The residual leaching ceased in April 2016. Total gold produced in 2016, including these other ore sources, was 362,900 ounces.

Net operating costs, including gold-in-process movements
decreased by 15 per cent from A$244 million (US$182 million) in
2016 to A$207 million (US$159 million) in 2017 mainly due to a gold inventory credit to cost of A$38 million (US$29 million) in
2017 compared with a A$15 million (US$11 million) credit in
2016. In addition, mining cost decreased by A$19 million
(US$14 million) in 2017, following reduced operational tonnes mined from the open pits and cost improvements at the open
pits and Hamlet.

Capital expenditure increased by 9 per cent from A$188 million
(US$140 million) in 2016 to A$204 million (US$156 million) in
2017 with A$21 million (US$16 million) incurred at the new
Invincible underground mine.

All-in sustaining costs and total all-in cost decreased by 6 per cent from A$1,273 per ounce (US$949 per ounce) in 2016 to
A$1,198 per ounce (US$916 per ounce) in 2017 due to lower
net operating costs and higher gold sold, partially offset by higher capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 360,000 ounces
•
Capital expenditure ~ A$156 million (US$125 million)
•
All-in sustaining costs ~ A$1,250 per ounce (US$1,000
per ounce)
•
Total all-in cost ~ A$1,250 per ounce (US$1,000 per
ounce)
Agnew/Lawlers
2017
2016
Gold produced 000’oz
241.2
229.3
Yield g/t
6.08
6.07
AISC and AIC A$/oz
1,276
1,301
US$/oz
977
971

Gold production increased by 5 per cent from 229,300 ounces in
2016 to 241,200 ounces in 2017 due to increased ore
processed.

Ore mined from underground decreased by 3 per cent from 1.21 million tonnes in 2016 to 1.17 million tonnes in 2017. Head
grade mined increased by 6 per cent from 6.32 grams per tonne to 6.72 grams per tonne due to increased grade from Waroonga
(7.68 grams per tonne in 2016 to 8.38 grams per tonne in 2017).
Gold mined from underground increased by 3 per cent from
245,400 ounces to 253,800 ounces. At Waroonga, ore tonnes
mined decreased from 639,500 tonnes in 2016 to 633,500
tonnes in 2017. Grade mined increased from 7.68 grams per
tonne to 8.38 grams per tonne and gold mined increased from
158,000 ounces to 170,700 ounces. At New Holland, ore tonnes mined decreased from 568,600 tonnes in 2016 to 540,700
tonnes in 2017. Grade mined was similar at 4.78 grams per
tonne and gold mined decreased from 87,500 ounces to 83,100
ounces.

Tonnes processed increased by 5 per cent from 1.18 million
tonnes in 2016 to 1.24 million tonnes in 2017 due to a shortage of mill feed early in 2016 when the mill was running below
capacity. The combined yield increased marginally from 6.07
grams per tonne to 6.08 grams per tonne.

Net operating costs, including gold-in-process movements,
increased by 4 per cent from A$189 million (US$141 million) in
2016 to A$197 million (US$150 million) in 2017. This was
mainly due to higher mining costs as a result of a 16 per cent increase in ore development metres achieved.
Capital expenditure increased by 2 per cent from A$94 million
(US$70 million) in 2016 to A$96 million (US$74 million) in 2017.
This was mainly due to the crushing facility that was purchased for A$5 million (US$4 million) in 2017.

All-in sustaining costs and total all-in cost decreased by 2 per cent from A$1,301 per ounce (US$971 per ounce) in 2016 to
A$1,276 per ounce (US$977 per ounce) in 2017 due to higher
gold sold, partially offset by higher net operating costs and higher capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 230,000 ounces
•
Capital expenditure ~ A$83 million (US$66 million)
•
All-in sustaining costs ~ A$1,310 per ounce (US$1,050
per ounce)
•
Total all-in cost ~ A$1,310 per ounce (US$1,050 per
ounce)
Granny Smith
•
2017
2016
Gold produced 000’oz
290.3
283.8
Yield g/t
5.23
6.11
AISC and AIC A$/oz
1,171
1,119
US$/oz
896
834

Gold production increased by 2 per cent from 283,800 ounces in
2016 to 290,300 ounces in 2017 due to increased ore tonnes
mined and processed.

Ore mined from underground increased by 12 per cent from
1.52 million tonnes to 1.70 million tonnes. Head grade mined decreased by 17 per cent from 6.61 grams per tonne in 2016 to
5.50 grams per tonne in 2017 in line with the 2017 mining plan.
The head grade variance related to reduced ore grades from
Z90 and Z100, re-sequencing Z100 ore due to geotechnical
requirements and increased lower grade capital development
ore tonnes. Gold mined from underground decreased by 7 per
cent from 322,600 ounces to 300,700 ounces.

Tonnes processed increased by 19 per cent from 1.45 million
tonnes to 1.73 million tonnes. The yield decreased by 14 per

Gold Fields
2017 Results

cent from 6.11 grams per tonne to 5.23 grams per tonne due to lower grades mined.

Net operating costs, including gold-in-process movements
increased by 17 per cent from A$179 million (US$134 million) to
A$210 million (US$160 million). Mining costs increased by
A$11 million (US$8 million) due to the additional volumes and a gold-in-process charge to cost of A$5 million (US$4 million) in
2017 compared with a credit of A$10 million (US$7 million) in
2016.

Capital expenditure decreased by 6 per cent from A$121 million
(US$90 million) in 2016 to A$114 million (US$87 million) in
2017. The majority of the expenditure related to development and infrastructure at the Wallaby mine, exploration and
purchases of mobile equipment.

All-in sustaining costs and total all-in cost increased by 5 per cent from A$1,119 per ounce (US$834 per ounce) in 2016 to
A$1,171 per ounce (US$896 per ounce) in 2017 mainly due to
higher net operating costs, partially offset by higher gold sold and lower capital expenditure.

Guidance
The estimate for calendar 2018 is as follows:
•
Gold produced ~ 275,000 ounces
•
Capital expenditure ~ A$104 million (US$83 million)
•
All-in sustaining costs ~ A$1,240 per ounce (US$990 per
ounce)
•
Total all-in cost ~ A$1,240 per ounce (US$990 per ounce)
DISCONTINUED OPERATION

Darlot
9 months
to Sept
2017
12 months
to Dec
2016
Gold produced 000’oz
39.2
66.4
Yield g/t
3.60
4.55
AISC and AIC A$/oz
1,874
1,662
US$/oz
1,432
1,238

Gold production decreased by 41 per cent from 66,400 ounces
for twelve months to December 2016 to 39,200 ounces for nine months to September 2017.

Ore mined from underground decreased by 21 per cent from
0.42 million tonnes for twelve months to December 2016 to 0.33 million tonnes for nine months to September 2017. Head grade mined decreased by 26 per cent from 4.98 grams per tonne to
3.71 grams per tonne. Gold mined from underground
decreased by 41 per cent from 67,400 ounces for twelve months to December 2016 to 39,700 ounces for nine months to
September 2017. In 2016, 28,200 tonnes at 1.29 grams per
tonne were sourced from a surface oxide trial contributing 1,200 ounces.

Tonnes processed decreased by 24 per cent from 0.45 million
tonnes for twelve months to December 2016 to 0.34 million
tonnes for nine months to September 2017. The yield
decreased by 21 per cent from 4.55 grams per tonne to 3.60
grams per tonne due to lower grade ore mined and processed.

Net operating costs, including gold-in-process movements,
decreased by 19 per cent from A$77 million (US$58 million) for twelve months to December 2016 to A$62 million (US$47
million) for nine months to September 2017.

Capital expenditure decreased by 69 per cent from A$29 million
(US$21 million) to A$9 million (US$7 million).

All-in sustaining costs and total all-in cost increased by 13 per cent from A$1,662 per ounce (US$1,238 per ounce) for twelve
months to December 2016 to A$1,874 per ounce (US$1,432 per
ounce) for nine months to September 2017 due to lower gold
sold, partially offset by lower net operating costs and capital expenditure.
Corporate
R6 MILLION BOOST FOR MECHANISED MINING
On 22 November 2017, Gold Fields announced a R6 million,
three-year partnership with the University of the Witwatersrand
(Wits University) to further the academic knowledge of
mechanised mining and rock engineering in South Africa.
Gold Fields’ funding seeks to fill the gap of mechanised mining skills in South Africa, with the company managing the country’s largest and deepest underground mechanised gold mine, South
Deep. The skills and expertise required to bring the mine, with an expected life of over 70 years, to full production are not in abundant supply in South Africa.
ADDITIONAL SHARES IN CARDINAL RESOURCES
In November 2017, Gold Fields Limited (“CIH”), through an
indirect wholly-owned subsidiary purchased 3,676,900 ordinary shares (“Ordinary Shares”) of Cardinal Resources Limited
(“Cardinal”) at a price of C$0.65 per Ordinary Share, for a total consideration of C$2,389,985. Such Ordinary Shares were
purchased in connection with a public offering of Ordinary
Shares in Canada conducted through a syndicate of
underwriters (the “Offering”). Subsequent to the purchase, Gold
Fields interest in Cardinal Resources is 19.8 per cent on a
partially diluted basis (if only Gold Fields options are exercised).
CASH DIVIDEND
In line with the Company ’s dividend policy to pay out a dividend of between 25 and 35 per cent of its earnings, the Board has approved and declared a final dividend number 87 of 50 SA
cents per ordinary share (gross) in respect of the year ended 31
December 2017. This translates to 36 per cent of normalised
earnings. The final dividend will be subject to the Dividend
Withholding Tax of 20 per cent. In accordance with paragraphs
11.17(a) (i) and 11.17(c) of the JSE Listings Requirements, the
following additional information is disclosed:
•   The dividend has been declared out of income reserves;
•   The local dividends withholding tax rate is 20 per cent
(twenty per centum);
•   The gross local dividend amount is 50 SA cents per ordinary share for shareholders exempt from dividends tax;
•   The Dividend Withholding Tax of 20 per cent (twenty per
centum) will be applicable to this dividend;
•   The net local dividend amount is 40.000 SA cents per
ordinary share for shareholders liable to pay the dividends
tax;
•   Gold Fields currently has 821,532,707 ordinary shares in
issue; and
•
Gold Fields’ income tax number is 9160035607.
Shareholders are advised of the following dates in respect of the final dividend:

Gold Fields
2017 Results

•   Final dividend number 87: 50 SA cents per share
•   Last date to trade cum-dividend: Tuesday, 6 March 2018
•   Sterling and US dollar conversion date: Wednesday, 7
March 2018
•   Shares commence trading ex-dividend: Wednesday, 7
March 2018
•   Record date: Friday, 9 March 2018
•   Payment of dividend: Monday, 12 March 2018
Share certificates may not be dematerialised or rematerialised between Wednesday 7 March 2018 and Friday 9 March 2018,
both dates inclusive.
MINING CHARTER
On 15 June 2017, the Department of Mineral Resources (DMR)
and Minister Zwane (the Minister) published the 2017 mining
charter (2017 Mining Charter). The South African Chamber of
Mines (Chamber), of which Gold Fields is a member,
immediately raised its concerns due to the lack of collaboration with its members and the mining industry as a whole.

On 26 June 2017, the Chamber approached the High Court of
South Africa requesting that an urgent interdict application be heard on 8 July 2017 requesting an order to prohibit, amongst others, the Minister and the DMR from implementing or applying the provisions of the 2017 Mining Charter in any way directly or indirectly, pending the final determination of an application for judicial review and setting aside of the Minister’s and the DMR decision to publish the 2017 Mining Charter.

The Minister has provided a written undertaking that the 2017
Mining Charter will not be implemented in any way until
judgement has been handed down in the Chamber’s application
for an urgent interdict. The written undertaking also provides that should the Minister and/or the DMR in any way endeavour to
implement the 2017 Mining Charter during that period, the
Chamber will be entitled to bring its interdict application within
48 hours.

Gold Fields supports achieving a solution that is viable to
support economic growth and create a sustainable mining
industry in South Africa in which investment is encouraged.
Outlook for 2018
Attributable equivalent gold production for the Group for 2018 is expected to be between 2.08 million ounces and 2.10 million
ounces. AISC is expected to be between US$990 per ounce
and US$1,010 per ounce. AIC is planned to be between
US$1,190 per ounce and US$1,210 per ounce. These
expectations assume exchange rates of R/US$:12.00 and
A$/US$:0.80.

AISC is planned to increase by between 4 to 6 per cent, ~4 per cent of which is due to stronger exchange rates and ~2 per cent of which is due to increases in costs in local currency. AIC is planned to increase by between 9 to 11 per cent, ~4 per cent of which is due to stronger exchange rates and ~6 per cent which is due to increases in growth capital expenditure in local
currency.

Capital expenditure for the Group is planned at US$835 million.
Sustaining capital expenditure for the Group is planned at
US$549 million and growth capital expenditure is planned at
US$286 million. The US$286 million growth capital expenditure comprises US$105 million for Damang, A$181 million (US$145
million) for Gruyere, as well as R434 million (US$36 million) for
South Deep.

In 2017, total capital expenditure was US$840 million with
sustaining capital expenditure of US$624 million and growth
capital expenditure of US$216 million. Expenditure on Salares
Norte of US$53 million in 2017 compares with US$83 million
planned for 2018.

The above is subject to safety performance which limits the
impact of safety-related stoppages and the forward looking
statement on page 5.

N.J. Holland
Chief Executive Officer
14 February 2018

Gold Fields
2017 Results

Reviewed condensed consolidated preliminary financial
statements

Notes to the condensed consolidated financial statements

Basis of preparation
The condensed consolidated financial statements are prepared in accordance with the requirements of the JSE Limited Listings
Requirements for preliminary reports and the requirements of the Companies Act of South Africa. The Listings Requirements
require preliminary reports to be prepared in accordance with the framework concepts and the measurement and recognition
requirements of International Financial Reporting Standards
(IFRS) and the SAICA Financial Reporting Guides as issued by the Accounting Practices Committee and Financial
Pronouncements as issued by the Financial Reporting
Standards Council and to also, as a minimum, contain the
information required by IAS 34 Interim Financial Reporting.

The accounting policies applied in the preparation of the
condensed consolidated financial statements are in terms of
IFRS and are consistent with those applied in the previous
consolidated annual financial statements.
Auditor’s review
The condensed consolidated financial statements of Gold Fields
Limited for the year ended 31 December 2017 have been
reviewed by the company’s auditor, KPMG Inc.
The auditor’s report does not necessarily report on all of the information contained in this media release. Shareholders are therefore advised that in order to obtain a full understanding of the nature of the auditor’s engagement they should refer to page
40 of the media release for a copy of the auditor’s report.

Silicosis and tuberculosis class and individual actions
As previously disclosed, a consolidated application has been brought against several South African mining companies,
including Gold Fields, for certification of a class action on behalf of current or former mineworkers (and their dependants) who
have allegedly contracted silicosis and/or tuberculosis while working for one or more of the mining companies listed in the application.

In May 2016, the South African South Gauteng High Court
ordered, among other things, the certification of a silicosis class and a tuberculosis class. The High Court ruling did not represent a ruling on the merits of the cases brought against the mining companies. The Supreme Court of Appeal granted the mining
companies leave to appeal against all aspects of the May 2016 judgement. The appeal hearing before the Supreme Court of
Appeal is scheduled to be heard between 19 and 23 March
2018.

On 10 January 2018, it was announced that attorneys
representing all appellants and all respondents involved in the above appeal hearing before the Supreme Court of Appeal have written to the Registrar of the Supreme Court of Appeal asking that the appeal proceedings be postponed until further notice.
The Supreme Court of Appeal has granted approval for the
postponement. The joint letter written to the Registrar of the
Supreme Court of Appeal explained that good faith settlement negotiations between the Occupational Lung Disease Working
Group (see below) and claimants’ legal representatives have
reached an advanced stage. In view of that, all parties consider it to be in the best interests of judicial economy and the efficient administration of justice that the matter be postponed.
In addition to the class action, an individual silicosis-related action has been instituted against Gold Fields and another
mining company. In February 2018, the defendants (including
Gold Fields) and the plaintiff entered into a confidential
settlement agreement in full and final settlement of this matter.

Occupational Lung Disease Working Group
The Occupational Lung Disease Working Group was formed in
fiscal 2014 to address issues relating to compensation and
medical care for occupational lung disease in the South African gold mining industry. The Working Group, made up of African
Rainbow Minerals, Anglo American SA, AngloGold Ashanti,
Gold Fields, Harmony and Sibanye - Stillwater, has had
extensive engagements with a wide range of stakeholders since its formation, including government, organised labour, other mining companies and the legal representatives of claimants
who have filed legal actions against the companies.

The members of the Working Group are among respondent
companies in a number of legal proceedings related to
occupational lung disease, including the class action referred to above. The Working Group is however of the view that
achieving a comprehensive settlement which is both fair to past, present and future employees and sustainable for the sector, is preferable to protracted litigation. The Working Group will
continue with its efforts to find common ground with all stakeholders, including government, labour and the claimants’
legal representatives.

Provision raised
As at 30 June 2017, as a result of the ongoing work of the
Working Group and engagements with affected stakeholders
since 31 December 2016, Gold Fields provided an amount of
US$30 million (R390 million) in the statement of financial
position for its share of the estimated cost in relation to the
Working Group of a possible settlement of the class action
claims and related costs. The nominal value of this provision was US$40 million (R509 million).

Gold Fields believe that this remains a reasonable estimate of its share of the estimated costs in relation to the Working Group of a possible settlement of the class action claims and related costs. As a result, Gold Fields’ obligation remains unchanged.
This provision, of US$32 million (R402 million) as at 31
December 2017 compares to the amount raised in June 2017 of
US$30 million (R390 million) and the increase is due to the
effect of unwinding. The nominal value of this provision remains unchanged at US$40 million (R509 million).

The ultimate outcome of these matters remains uncertain, with a possible failure to reach a settlement or to obtain the requisite court approval for a potential settlement. The provision is
consequently subject to adjustment in the future, depending on the progress of the Working Group discussions, stakeholder
engagements and the ongoing legal proceedings.

South Deep tax dispute
The South Deep mine (“South Deep”) is jointly owned and
operated by GFI Joint Venture Holdings (Pty) Limited (GFIJVH)
(50 per cent) and Gold Fields Operations Limited (GFO) (50 per cent).

At 31 December 2017, South Deep’s gross deductible
temporary differences amounted to US$1,834.4 million
(R23,076.4 million), resulting in a deferred tax asset balance of
US$550.4 million (R6,923.0 million) in addition to other taxable temporary differences. This amount is included in the
consolidated deferred tax asset of US$72.0 million on Gold

Gold Fields
2017 Results

Fields’ statement of financial position. South Deep’s gross
deductible temporary differences comprises unredeemed capital expenditure balances of US$743.3 million (R9,350.3 million) (tax effect: US$223.0 million (R2,805.1 million)) at GFIJVH and
US$716.4 million (R9,011.9 million) (tax effect: US$214.9 million
(R2,703.6 million)) at GFO, a capital allowance balance
(additional capital allowance) of US$182.2 million (R2,292.0 million) (tax effect: US$54.7 million (R687.6 million)) at GFIJVH and an assessed loss balance of US$192.5 million (R2,422.2
million) (tax effect: US$57.8 million (R726.7 million)) at GFO.

During the September 2014 quarter, the South African Revenue
Service (“SARS”) issued a Finalisation of Audit Letter (“the Audit
Letter”) stating that SARS has restated GFIJVH’s additional
capital allowance balance reflected on its 2011 tax return from
US$182.2 million (R2,292.0 million) to nil. The tax effect of this amount is R687.6 million (US$54.7 million), that being referred to above as the “additional capital allowance”.

The additional capital allowance was claimed by GFIJVH in
terms of section 36(11)(c) of the South African Income Tax Act,
1962 (“the Act”). The additional capital allowance provides an incentive for new mining development and only applies to
unredeemed capital expenditure. The additional capital
allowance allows a 12 per cent capital allowance over and
above actual capital expenditure incurred on developing a deep level gold mine, as well as a further annual 12 per cent
allowance on the mine’s unredeemed capital expenditure
balance brought forward, until the year that the mine starts earning mining taxable income (i.e. when all tax losses and
unredeemed capital expenditure have been fully utilised).

In order to qualify for the additional capital allowance, South
Deep must qualify as a “post - 1990 gold mine” as defined in the
Act. A “post -1990 gold mine”, according to the Act, is defined as
“a gold mine which, in the opinion of the Director-General:
Mineral and Energy Affairs, is an independent workable
proposition and in respect of which a mining authorisation for gold mining was issued for the first time after 14 March 1990”.

During 1999, the Director-General: Minerals and Energy Affairs
(“DME”) and SARS confirmed, in writing, that GFIJVH is a “post -
1990 gold mine” as defined, and therefore qualified for the
additional capital allowance. Relying on these representations,
GFIJVH subsequently filed its tax returns on this basis, as was confirmed by the DME and SARS.

In the Audit Letter, SARS stated that both the DME and SARS
erred in issuing the confirmations as mentioned above and that
GFIJVH does not qualify as a “post - 1990 gold mine” and
therefore does not qualify for the additional capital allowance.

The Group has taken legal advice on the matter and was
advised by external Senior Counsel that SARS should not be
allowed to disallow the claiming of the additional capital
allowance. GFIJVH has in the meantime not only formally
appealed against the position taken by SARS, but also filed an application in the High Court and will vigorously defend its position. No resolution was achieved during the year as the Tax
Court allowed SARS to amend its grounds of assessment in the days leading up to the commencement of the trial.
Consequently the Tax Court proceedings could not be
completed in the time allotted for the hearing. The continuance of the Tax Court hearing is expected to take place during 2019.

The Group is currently reviewing all its legal remedies, which include approaching the High Court for a declaratory order.
Accordingly, no adjustment for any effects on the Company that may result from the proceedings, if any, has been made in the consolidated financial statements.

CREDIT FACILITIES SUCCESSFULLY REFINANCED

A$500 million Revolving Credit Facility
On 24 May 2017, Gruyere Holdings entered into a A$500 million revolving credit facility which became available on 13 June 2017 with a syndicate of international banks and financial institutions at an interest rate of Australian BBSY +235 basis points. The purpose of this facility is to finance capital expenditure in respect of the Gruyere Gold Project and to fund general working capital requirements. The final maturity date of this facility is three years from the agreement date, namely 13 June 2020.

US$100 million Senior Secured Revolving Credit Facility
On 12 June 2017, Gold Fields Ghana Limited and Abosso
Goldfields Limited entered into a US$100 million senior secured revolving credit facility with the Standard Bank of South Africa
Limited (acting through its Isle of Man branch) which became available on 17 July 2017. The purpose of this facility was (i) to refinance the outstanding balance of US$45 million under the
US$70 million senior secured revolving credit facility (which matured on 17 July 2017); (ii) to finance working capital
requirements; (iii) for general corporate purposes; and (iv) for capital expenditure purposes of each borrower. The final
maturity date of this facility is three years from the financial close date, namely 17 July 2020.

ASSET IMPAIRMENTS AND WRITE-OFFS AND REVERSALS
OF IMPAIRMENT
Asset impairments and write-offs recognised by the Group
during 2017 include:
•   Impairment of R3.495 billion (US$278 million) in respect of the South Deep cash-generating unit. The impairment
calculation is based on the 2017 life of mine plan using the following assumptions:
o Gold price of R525,000 per >kilogram;
o Resource price of US$17 per ounce at a Rand/Dollar
exchange rate of R12.58;
o Resource ounces of 29.0 million ounces;
o
Life of mine: 77 years; and
o Discount rate: 13.5 per cent nominal.
The impairment is due to a reduction in the gold price
assumptions, a lower resource price and a deferral of
production.
•   Write-off of mining assets of US$11 million; and
•   Impairment of investments of US$4 million.

This was partially offset by:
•   Reversal of the impairment of US$53 million in respect of
the Cerro Corona cash-generating unit. The impairment
calculation is based on the 2017 life of mine plan using the following assumptions:
o
Gold price 2018: US$1,200 per ounce, 2019 onwards:
US$1,300 per ounce;
o
Copper price 2018: US$2.50 per pound, 2019 onwards:
US$2.80 per pound;
o
Resource price US$41 per ounce; o
Life of mine: 13 years; and
o
Discount rate: 4.8 per cent.
The reversal of the impairment is as a result of the
completion of a pre-feasibility study in 2017 extending the
life of mine from 2023 to 2030 by optimising the tailings

Gold Fields
2017 Results

density and increasing tailings capacity by using in-pit
tailings after mining activities end; and
•
Reversal of the APP impairment (US$39 million) given the
recent sale to a Finnish subsidiary of private equity fund CD
Capital Natural Resources Fund III. APP has been disclosed
as an asset held for sale.
Darlot sale completed
Gold Fields sold the Darlot mine in Western Australia, through a wholly owned subsidiary, to ASX-listed Red 5 Limited for a total consideration of A$18.5 million, comprising A$12 million in cash and 130 million Red 5 shares. The cash component was made
up of an upfront amount of A$7 million which could be converted into participation in a Red 5 rights issue and A$5 million deferred for up to 24 months. The deferred consideration may be taken as additional shares in Red 5 or as cash at Gold Fields’ election.
The gain on disposal of Darlot was A$31 million (US$24 million).

The sale of Darlot was completed on 2 October 2017. Gold
Fields received the relevant cash consideration (converted into participation in a rights issue) as well as the issue of the Red 5 shares as part of the consideration. Gold Fields participated in the rights issue by Red 5 and received 117 million additional shares valued at A$6 million (US$5 million). Gold Fields has a
19.9% shareholding in Red 5 with a market value of A$15 million
(US$11 million).

Darlot has been disclosed as a discontinued operation and as a result the 2016 comparative amounts in the income statement
and statement of cash flows have been restated.

SEGMENT REPORTING
The net (loss)/profit per the income statement reconciles to the net (loss)/profit in the segmental operating and financial results as follows:
2017
US$’m
Net (loss)/profit
(24.0)
- Operating segments
381.9
- Corporate and projects
(406.0)

2016
US$’m
Net profit /(loss)
173.9
- Operating segments
271.9
- Corporate and projects
(98.0)

ADDITIONAL NOTES INCLUDE
•
Hedging/derivatives on page 22;
•
Debt maturity ladder on page 23; and
•
Reconciliation of headline earnings with net earnings
on page 24.

Gold Fields
2017 Results

The preliminary financial statements are presented on a condensed consolidated basis
Income statement
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
Dec
2017
(Reviewed)
Dec
2016
Restated
(Audited)
Revenue
2,761.8
2,666.4
Operating costs, net
(1,357.0)
(1,329.8)
– Operating costs
(1,426.5)
(1,375.7)
– Gold inventory change
69.5
45.9
Amortisation and depreciation
(771.3)
(664.8)
Net operating profit
633.5
671.8
Net interest expense
(62.7)
(59.1)
Share of results of equity accounted investees after taxation
(1.3)
(2.3)
Loss on foreign exchange
(3.5)
(6.4)
Gain on financial instruments
34.4
14.4
Share-based payments
(26.8)
(14.0)
Long-term incentive plan
(5.0)
(10.5)
Other
(43.7)
(48.2)
Exploration and project expenses
(109.8)
(86.1)
Profit before royalties, taxation and non-recurring items
415.1
459.6
Non-recurring items
(223.9)
(17.2)
Profit before royalties and taxation
191.2
442.4
Royalties
(62.0)
(78.4)
Profit before taxation
129.2
364.0
Mining and income taxation
(166.3)
(191.5)
– Normal taxation
(204.7)
(204.2)
– Deferred taxation
38.4
12.7
Net (loss)/ profit from continuing operations
(37.1)
172.5
Net profit from discontinued operations, net of tax
13.1
1.2
Net (loss)/profit
(24.0)
173.7
Attributable to:
– Owners of the parent
(35.0)
162.8
– Non-controlling interest holders
11.0
10.9
Non-recurring items:
Profit on sale of investments
-
2.3
Profit on sale of assets
4.0
48.0
Restructuring costs
(9.2)
(11.7)
Silicosis provision raised
(30.2)
-
Reversal of impairments
92.4
-
Impairment of investments and assets
(292.6)
(76.5)
Other
11.7
20.7
Total non-recurring items
(223.9)
(17.2)
Taxation on items above
(3.7)
12.0
Non-recurring deferred taxation items (non-cash)
6.2
(29.6)
Net non-recurring items after tax
(221.4)
(34.8)
Net (loss)/earnings from continuing operations attributable to owners of the parent
(48.1)
161.6
Basic (loss)/earnings per share (cents) from continuing operations
(6)
20
Diluted (loss)/earnings per share (cents) from continuing operations
(6)
20
Net earnings from discontinued operations attributable to owners of the parent
13.1
1.2
Basic earnings per share (cents) from discontinued operations
2
-
Diluted earnings per share (cents) from discontinued operations
2
-
Headline earnings from continuing operations
196.0
202.9
Headline earnings per share (cents) from continuing operations
24
25
Diluted headline earnings per share (cents) from continuing operations
24
25
Headline (loss)/earnings from discontinued operations
(2.4)
5.5
Headline earnings per share (cents) from discontinued operations
-
1
Diluted headline earnings per share (cents) from discontinued operations
-
1
Net earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations
– continuing operations
141.0
189.9
Net earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents)
– continuing operations
17
24
Net (loss)/earnings excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations
– discontinued operations
(3.5)
1.0
Net (loss)/earnings per share excluding gains and losses on foreign exchange, financial instruments and non-recurring items after royalties, taxation and discontinued operations (cents)
– discontinued operations
-
-
US dollar/South African rand conversion rate
13.33
14.70
US dollar/Australian dollar conversion rate
0.77
0.75
Gold equivalent sold – managed continuing operations eq oz (000)
2,193
2,150
Gold equivalent sold – managed discontinued operation eq oz (000)
39
66
Gold equivalent price received US$/eq oz
1,255
1,240
Figures may not add as they are rounded independently.
The condensed consolidated financial statements have been prepared by the corporate accounting staff of Gold Fields Limited headed by Tzvet llarionova, the Group's Financial
Controller. This process was supervised by Mr Paul Schmidt, the Group's Chief Financial Officer.

Gold Fields
2017 Results

Statement of comprehensive income
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
Dec
2017
(Reviewed)
Dec
2016
(Audited)
Net (loss)/profit
(24.0)
173.7
Other comprehensive income, net of tax
#
279.2
121.4
Marked-to-market valuation of listed investments
(0.7)
(8.3)
Foreign currency translation adjustments and other
279.9
129.7
Total comprehensive income
255.2
295.1
Attributable to:
– Owners of the parent
244.2
284.2
– Non-controlling interest
11.0
10.9
255.2
295.1
# All items can be subsequently reclassified to the income statement.
Statement of financial position
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Dec
2017
(Reviewed)
Dec
2016
(Audited)
Property, plant and equipment
4,892.9
4,547.8
Goodwill
76.6
317.8
Other non-current assets
188.3
177.3
Investments
275.9
190.4
Deferred taxation
72.0
48.7
Current assets
1,114.4
1,052.7
– Other current assets
595.4
499.6
– Cash and deposits
479.0
526.7
– Assets held for sale
40.0
26.4
Total assets
6,620.1
6,334.7
Shareholders’ equity
3,403.0
3,189.6
Deferred taxation
453.9
465.5
Borrowings
1,587.9
1,504.9
Environmental rehabilitation provisions
281.5
283.1
Long-term incentive plan
-
23.6
Other long-term provisions
39.8
8.6
Current liabilities
854.0
859.4
– Other current liabilities
660.4
671.4
– Current portion of borrowings
193.6
188.0
Total equity and liabilities
6,620.1
6,334.7
US dollar/South African rand conversion rate
12.58
14.03
US dollar/Australian dollar conversion rate
0.77
0.72
Net debt
1,302.5
1,166.2

Gold Fields
2017 Results

Hedging/Derivatives (Reviewed)
The Group’s policy is to remain unhedged to the gold price. However, hedges are sometimes undertaken as follows:
•   to protect cash flows at times of significant expenditure;
•   for specific debt servicing requirements; and
•   to safeguard the viability of higher cost operations.
Gold Fields may from time to time establish currency financial instruments to protect underlying cash flows.
Derivative instruments*
Ghana – Oil hedge
In May 2017 and June 2017 fixed price ICE Gasoil cash settled swap transactions were entered into for a total of 125.8 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$457 per metric tonne (equivalent to US$61.4 per barrel). At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.80 per barrel.
At the reporting date, the mark to market value on the hedge was positive US$9 million.
Ghana – Gold Hedge
In January 2018, a total of 408,900 ounces of the expected production for the Ghanaian region was hedged for the period January 2018 to
December 2018 using zero-cost collars. The average strike prices are US$1,300 per ounce on the floor and US$1,409 per ounce on the cap.
Australia – Oil hedge
In May 2017 and June 2017 fixed price Singapore 10ppm Gasoil cash settled swap transactions were entered into, for a total of 77.5 million litres of diesel for the period June 2017 to December 2019. The average swap price is US$61.15 per barrel. At the time of the transactions, the average Brent swap equivalent over the tenor was US$49.92 per barrel.
At the reporting date, the mark to market value on the hedge was positive A$7 million (US$5 million).
Australia – Gold hedge
In April 2017 and June 2017, a combination of zero-cost collars and forward sales transactions were entered into for the period July 2017 to
December 2017 for 295,000 ounces of gold. The average strike prices on the collars were A$1,696 per ounce on the floor and A$1,754 per ounce on the cap. The average forward price was A$1,720 per ounce.
At the reporting date, there were no open positions and the total realised gain was A$20 million (US$15 million).
South Africa – Gold hedge
In November 2017, a zero cost collar was entered into for the period January 2018 – December 2018 for 63,996 ounces of gold. The strike prices are R600,000 per kilogram on the floor and R665,621 per kilogram on the cap.
At the reporting date, the mark to market value on the hedge was positive R137 million (US$11 million).
Peru – Copper hedge
In July 2017, 8,250 tonnes of copper was hedged for the period August 2017 – December 2017 by entering into zero cost collars. The average floor price was US$5,867 per tonne and the average cap price was US$6,300 per tonne. The total realised loss was US$3 million.
In November 2017, further zero-cost collars were entered into for the period January 2018 – December 2018. A total volume of 29,400 tonnes was hedged, at an average floor price of US$6,600 per tonne and an average cap price of US$7,431 per tonne.
At the reporting date the mark to market value on the hedges was negative US$3 million.

*Do not qualify for hedge accounting and are accounted for as derivative financial instruments in the income statement.

Gold Fields
2017 Results

Statement of changes in equity
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2016 (Audited)
3,622.5
(2,126.4)
1,570.9
122.6
3,189.6
Total comprehensive income – 279.2 (35.0) 11.0
255.2
(Loss)/profit for the year – – (35.0) 11.0
(24.0)
Other comprehensive income – 279.2 – –
279.2
Dividends declared – – (62.8) (0.6)
(63.4)
Dividends advanced – – – (5.8)
(5.8)
Share-based payments from continuing operations – 26.8 – –
26.8
Share-based payments from discontinued operations – 0.6 – –
0.6
Balance as at 31 December 2017 (Reviewed)
3,622.5
(1,819.8)
1,473.1
127.2
3,403.0
UNITED STATES DOLLAR
Share capital
and premium
Other
reserves
Retained
earnings
Non-controlling
interest
Total
equity
Balance as at 31 December 2015 (Audited)
3,471.0
(2,262.2)
1,447.3
111.9
2,768.0
Total comprehensive income
–
121.4 162.8 10.9
295.1
Profit for the year
–
– 162.8 10.9
173.7
Other comprehensive income
–
121.4 –
–
121.4
Dividends declared
–
– (39.2)
(0.2)
(39.4)
Share-based payments from continuing operations
–
14.0
–
–
14.0
Share-based payments from discontinued operations
–
0.4
–
–
0.4
Shares issued 151.5 –
–
–
151.5
Balance as at 31 December 2016 (Audited)
3,622.5
(2,126.4)
1,570.9
122.6
3,189.6
Debt maturity ladder (Reviewed)
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
31 Dec 2017 31 Dec 2018
1 Jan 2019 to
31 Dec 2021 Total
Uncommitted loan facilities
Rand million 1,650.0
–
–
1,650.0
US dollar million –
–
–
–
Rand debt translated to dollar 131.2
–
–
131.2
Total (US$’m)
131.2
–
–
131.2
Committed loan facilities
US dollar million – – 2,535.5
2,535.5
Rand million – 1,500.0 1,000.0
2,500.0
A$ million – – 500.0
500.0
Rand debt translated to dollar – 119.2 79.5
198.7
A$ debt translated to dollar – – 386.0
386.0
Total
(US$’m)
–
119.2
3,001.0
3,120.2
Total (US$’m) –
Uncommitted and committed loan facilities
131.2
119.2
3,001.0
3,251.4
Utilisation
–
Uncommitted loan facilities
Rand million 1,435.0
–
–
1,435.0
US dollar million –
–
–
–
Rand debt translated to dollar 114.1
–
–
114.1
Total (US$’m)
114.1
–
–
114.1
Utilisation
–
Committed loan facilities (including US$ bond)
US dollar million – - 1,356.4
1,356.4
Rand million
–
1,000.0
–
1,000.0
A$ million
–
–
300.0
300.0
Rand debt translated to dollar
–
79.5
–
79.5
A$ debt translated to dollar
–
–
231.6
231.6
Total (US$’m)
-
79.5
1,587.9
1,667.4
Total (US$’m) –
Utilisation
–
Uncommitted and committed loan facilities
114.1
79.5
1,587.9
1,781.5
Exchange rate: US$1 = R12.58 and US$1 = A$0.77 being the closing rates for year ended December 2017.

Gold Fields
2017 Results

Statement of cash flows
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
Dec
2017
(Reviewed)
Dec
2016
Restated
(Audited)
Cash flows from operating activities
831.6
956.9
Profit before royalties, tax and non-recurring items
415.1
459.6
Non-recurring items
(223.9)
(17.2)
Amortisation and depreciation
771.3
664.8
South Deep BEE dividend
(1.5)
(1.3)
Payment of long-term incentive plan
(11.5)
-
Change in working capital
(69.4)
(2.3)
Royalties and taxation paid
(305.5)
(232.0)
Other non-cash items
250.2
63.8
Cash generated by continuing operations
824.8
935.4
Cash generated by discontinued operations
6.8
21.5
Dividends paid/advanced
(69.2)
(39.4)
Owners of the parent
(62.8)
(39.2)
Non-controlling interest holders
(6.4)
(0.2)
Cash flows from investing activities
(908.6)
(867.9)
Capital expenditure – additions
(833.6)
(628.5)
Capital expenditure – proceeds on disposal
23.2
2.3
Purchase of Gruyere Gold project assets
-
(197.1)
Purchase of investments
(80.1)
(12.7)
Proceeds on disposal of Darlot
5.4
-
Proceeds on disposal of investments
-
4.4
Environmental payments
(16.7)
(14.8)
Cash utilised in continuing operations
(901.8)
(846.4)
Cash utilised in discontinued operations
(6.8)
(21.5)
Cash flows from financing activities
84.2
37.0
Loans received
779.7
1,298.7
Loans repaid
(695.5)
(1,413.2)
Proceeds on issue of shares
-
151.5
Cash generated by continuing operations
84.2
37.0
Cash generated by discontinued operations
-
-
Net cash (outflow)/inflow
(62.0)
86.6
Net cash (outflow)/inflow from continuing operations
(62.0)
86.6
Net cash inflow from discontinued operations
-
-
Effect of exchange fluctuations on cash held
14.3
0.1
Cash at beginning of year
526.7
440.0
Cash at end of year
479.0
526.7
Cash flow for continuing operations from operating activities less net capital expenditure and environmental payments
(2.3)
294.4
Reconciliation of headline earnings with net earnings
Figures are in millions unless otherwise stated
UNITED STATES DOLLAR
Year ended
Dec
2017
(Reviewed)
Dec
2016
(Audited)
Net (loss)/earnings from continuing operations attributable to owners of the parent
(48.1)
161.6
Profit on sale of investments
-
(2.3)
Reversal of impairment
(92.4)
-
Profit on sale of assets
(4.0)
(48.0)
Taxation effect on sale of assets
1.2
7.0
Impairment of investments and assets and other
344.1
117.9
Taxation on impairment of investments and assets
(4.8)
(33.3)
Headline earnings from continuing operations
196.0
202.9
Headline earnings per share
– cents
24
25
Based on headline earnings as given above divided by 820,611,806 (December 2016 – 809,889,990) being the weighted average number of ordinary shares in issue.

Gold Fields
2017 Results

Segmental operating and financial results
UNITED STATES DOLLAR
Total
Mine
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana
Peru
South
Deep Total Tarkwa Damang
Cerro
Corona
OPERATING RESULTS (Unreviewed)
Ore milled/treated
Year 2017
34,492
34,154
2,081
18,117
13,527
4,590
6,796
(000 tonnes) Year 2016 34,222
33,768 2,248
17,876
13,608 4,268 6,977
Yield
Year 2017
2.0
2.0
4.2
1.2
1.3
1.0
1.4
(grams per tonne) Year 2016 2.0
2.0 4.0
1.2
1.3 1.1 1.2
Gold produced
Year 2017
2,232.5
2,193.3
281.3
710.0
566.4
143.6
306.7
(000 managed equivalent ounces) Year 2016 2,218.7
2,152.3 290.4
715.8
568.1 147.7 270.2
Gold sold
Year 2017
2,240.2
2,201.1
281.8
710.0
566.4
143.6
313.8
(000 managed equivalent ounces) Year 2016 2,216.4
2,150.0 289.4
715.8
568.1 147.7 268.9
Gold price received (dollar per
Year 2017
1,255
1,255
1,256
1,255
1,255
1,255
1,252
equivalent ounce) Year 2016 1,241
1,240 1,238
1,247
1,246 1,242 1,199
Operating costs
Year 2017
43
42
147
26
26
26
22
(dollar per tonne) Year 2016 42
41 121
27
25 32 21
All-in sustaining costs
Year 2017
945
936
1,340
958
940
1,027
203
(dollar per ounce) Year 2016 873
964 1,207
1,020
959 1,254 499
Total all-in cost
Year 2017
1,008
1,000
1,400
1,119
940
1,827
203
(dollar per ounce) Year 2016 977 968 1,234 1,020 959 1,254 499
FINANCIAL RESULTS (Reviewed) (MILLION)
Revenue
Year 2017
2,810.8
2,761.8
354.1
891.1
710.8
180.3
392.9
Year 2016 2,749.5
2,666.3 358.2
892.3
708.9 183.4 322.3
Net operating costs
Year 2017
(1,403.8)
(1,356.6)
(304.7)
(428.2)
(306.0)
(122.2)
(154.3)
Year 2016 (1,388.6) (1,330.9) (271.6) (463.4) (327.3) (136.1) (139.9)
– Operating costs
Year 2017
(1,472.4)
(1,426.1)
(306.3)
(469.4)
(348.0)
(121.3)
(151.2)
Year 2016 (1,434.1) (1,376.8) (272.3)
(481.2)
(344.7) (136.4) (143.7)
– Gold inventory change
Year 2017
68.6
69.5
1.5
41.1
42.0
(0.9)
(3.1)
Year 2016 45.5
45.9 0.7
17.8
17.5 0.4 3.8
Amortisation of mining assets
Year 2017
(772.1)
(768.6)
(74.2)
(242.3)
(220.0)
(22.3)
(130.9)
Year 2016 (670.7) (670.7) (71.5)
(202.2)
(184.4) (17.8) (115.6)
Other expenses
Year 2017
(91.8)
(89.5)
(7.8)
(16.3)
(9.2)
(7.1)
(21.6)
Year 2016 (93.9)
(93.9) 3.7
(20.1)
(14.7) (5.4) (20.5)
Profit/(loss) before royalties and
Year 2017
543.1
547.0
(32.7)
204.3
175.6
28.7
86.2
taxation
Year 2016 596.2
570.8 18.8
206.5
182.4 24.1 46.4
Royalties, mining and
Year 2017
(234.0)
(227.3)
(9.1)
(82.7)
(80.3)
(2.4)
(41.4)
income taxation Year 2016 (259.0)
(259.0) (7.8)
(74.4)
(65.3) (9.2) (52.0)
– Normal taxation
Year 2017
(209.5)
(207.2)
–
(58.0)
(58.0)
–
(50.8)
Year 2016 (194.0)
(194.0) –
(52.4)
(52.4) – (45.9)
– Royalties
Year 2017
(63.1)
(62.0)
(1.8)
(27.1)
(21.7)
(5.5)
(5.3)
Year 2016 (80.4) (80.4) (1.8) (44.6) (35.4) (9.2) (4.6)
– Deferred taxation
Year 2017
38.6
41.9
10.9
2.5
(0.6)
3.1
14.7
Year 2016 (15.3)
(15.3) (6.0)
22.6
22.6 – (1.5)
Profit/(loss) before non-recurring
Year 2017
309.1
319.7
(23.4)
121.6
95.4
26.3
44.9
items
Year 2016 337.2 311.8 10.9 132.1 117.2 14.9 (5.6)
Non-recurring items
Year 2017
72.8
49.3
(1.8)
(15.9)
(10.0)
(5.9)
52.6
Year 2016 (65.3)
(65.3) 2.1
(19.6)
(0.2) (19.4) (67.5)
Net profit/(loss)
Year 2017
381.9
369.0
(25.3)
105.8
85.4
20.4
97.4
Year 2016 271.9 246.4 13.0 112.5 116.9 (4.5) (73.1)
Capital expenditure
Year 2017
(752.7)
(745.9)
(82.4)
(312.8)
(180.6)
(132.1)
(34.0)
Year 2016 (648.6)
(627.2) (77.9)
(206.3)
(168.4) (37.9) (42.8)
Average exchange rates were US$1 = R13.33 for 2017 and US$1 = R14.70 for 2016.
The Australian/US dollar exchange rates were A$1 = US$0.77 for 2017 and A$1 = US$0.75 for 2016.
Figures may not add as they are rounded independently.

Gold Fields
2017 Results

Segmental operating and financial results
UNITED STATES DOLLAR
AUSTRALIAN DOLLAR
SOUTH
AFRICAN
RAND
UNITED
STATES
DOLLAR
AUST-
RALIAN
DOLLAR
Australia
Region
Australia
Region
South Africa
Region
Australia
Region
Australia
Region
Continuing Continuing
Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep Darlot
Darlot
OPERATING RESULTS (Unreviewed)
Ore milled/treated
Year 2017
7,159
4,198
1,235
1,726
7,159
4,198
1,235
1,726
2,081
338
338
(000 tonnes) Year 2016 6,668 4,046 1,176 1,446 6,668 4,046 1,176 1,446 2,248 454 454
Yield
Year 2017
3.9
2.7
6.1
5.2
3.9
2.7
6.1
5.2
4.2
3.6
3.6
(grams per tonne) Year 2016 4.1 2.8 6.1 6.1 4.1 2.8 6.1 6.1 4.0 4.6 4.6
Gold produced
Year 2017
895.4
363.9
241.2
290.3
895.4
363.9
241.2
290.3
8,748
39.2
39.2
(000 managed Year 2016 875.9 362.9 229.3 283.8 875.9 362.9 229.3 283.8 9,032 66.4 66.4
equivalent ounces)
Gold sold
Year 2017
895.4
363.9
241.2
290.3
895.4
363.9
241.2
290.3
8,766
39.2
39.2
(000 managed Year 2016 875.9 362.9 229.3 283.8 875.9 362.9 229.3 283.8 9,001 66.4 66.4
equivalent ounces)
Gold price received
Year 2017
1,255
1,257
1,254
1,253
1,640
1,642
1,639
1,638
538,344
1,252
1,637
(dollar per Year 2016
1,248 1,246 1,245 1,252 1,674 1,674 1,670 1,682
584,894
1,252 1,679
equivalent ounce)
Operating costs
Year 2017
70
45
125
91
91
58
164
119
1,962
137
179
(dollar per tonne) Year 2016
72 48 124 98 96 64 166 131 1,781
126 169
All-in sustaining costs
Year 2017
926
916
977
896
1,210
1,198
1,276
1,171
574,406
1,432
1,874
(dollar per ounce) Year 2016
917 949 971 834 1,231 1,273 1,301 1,119 570,303
1,238 1,662
Total all-in-cost
Year 2017
926
916
977
896
1,210
1,198
1,276
1,171
600,109
1,432
1,874
(dollar per ounce) Year 2016
917 949 971 834 1,231 1,273 1,301 1,119 583,059
1,238 1,662
FINANCIAL RESULTS (Reviewed) (MILLION)
Revenue
Year 2017
1,123.7
457.3
302.6
363.8
1,468.5
597.6
395.4
475.5
4,719.8
49.0
64.1
Year 2016
1,093.6 452.3 285.4 355.8 1,466.7 606.6 382.9 477.3 5,264.9
83.1 111.5
Net operating costs
Year 2017
(469.4)
(158.6)
(150.4)
(160.3)
(613.4)
(207.3)
(196.6)
(209.5)
(4,061.9)
(47.1)
(61.7)
Year 2016
(456.1) (181.8) (140.5) (133.8) (611.7) (243.8) (188.5) (179.4) (3,992.5)
(57.7) (77.4)
– Operating costs
Year 2017
(499.3)
(187.6)
(154.9)
(156.8)
(652.5)
(245.2)
(202.5)
(204.9)
(4,082.5)
(46.3)
(60.5)
Year 2016 (479.6) (192.8) (145.7) (141.4) (643.2) (258.5) (195.4) (189.3) (4,002.9) (57.3) (76.9)
– Gold inventory change
Year 2017
29.9
29.0
4.5
(3.6)
39.1
37.9
5.9
(4.7)
20.6
(0.9)
(1.1)
Year 2016
23.5 11.1 5.1 7.4 31.5 14.7 6.9 9.9 10.5
(0.4) (0.6)
Amortisation of mining
Year 2017
(321.3)
(420.3)
(989.2)
(3.5)
(4.2)
assets
Year 2016 (266.9) (358.0) (1,051.4) (14.4) (19.3)
Other expenses
Year 2017
(43.8)
(57.2)
(104.2)
(2.1)
(3.0)
Year 2016 (49.7) (66.6) 54.7 (7.4) (9.9)
Profit/(loss) before
Year 2017
289.2
377.5
(435.5)
(3.7)
(4.7)
royalties and taxation
Year 2016 299.1 406.1 275.7 3.6 4.9
Royalties, mining and
Year 2017
(112.4)
(146.6)
(121.2)
(6.7)
(9.0)
income taxation Year 2016 (124.7) (163.7) (115.2) (2.6) (3.6)
– Normal taxation
Year 2017
(98.4)
(128.6)
–
(2.3)
(3.0)
Year 2016 (95.7) (127.6)
–
(0.5) (0.7)
– Royalties
Year 2017
(27.8)
(36.3)
(23.6)
(1.1)
(1.5)
Year 2016 (27.3) (39.4) (26.3) (2.0) (2.7)
– Deferred taxation
Year 2017
13.8
18.2
144.8
(3.3)
(4.5)
Year 2016 0.4 0.6 (88.9) (0.1) (0.2)
Profit/(loss) before
Year 2017
176.8
230.9
(314.2)
(10.4)
(14.7)
non-recurring items
Year 2016 172.8 232.6 160.5 1.0 1.3
Non-recurring items
Year 2017
14.4
18.7
(23.5)
23.5
30.8
Year 2016 19.5 26.3 30.5 0.2 0.2
Net profit/(loss)
Year 2017
191.2
249.7
(337.6)
13.1
17.1
Year 2016 192.9 258.8 191.1 1.2 1.5
Capital expenditure
Year 2017
(316.9)
(156.2)
(73.7)
(87.0)
(414.1)
(204.1)
(96.2)
(113.8)
(1,098.8)
(6.8)
(8.9)
Year 2016 (300.2) (140.0) (70.0) (90.3) (402.7) (187.8) (93.8)
(121.1) (1,144.5)
(21.4) (28.7)
#
As a significant portion of the acquisition price was allocated to tenements on endowment ounces and also as the Australian operations are entitled to transfer and then off-set tax losses from one company to another, it is not meaningful to split the income statement below operating profit.
1
For Australia, all financial numbers are in Australian dollar.
2
For South Africa, all financial numbers are in Rand and Rand per kilogram. Figures may not add as they are rounded independently.

Gold Fields
2017 Results

All-in costs (Unreviewed)
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLAR
Total
Group
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana
Peru
South
Deep Total Tarkwa Damang
Cerro
Corona
Operating costs
(1)
Year 2017
(1,472.8)
(1,426.5)
(306.3)
(469.4)
(348.0)
(121.3)
(151.2)
Year 2016 (1,433.0) (1,375.7) (272.3) (481.2) (344.7) (136.4) (143.7)
Gold inventory change
Year 2017
68.6
69.5
1.5
41.1
42.0
(0.9)
(3.1)
Year 2016 45.5 45.9 0.7 17.8 17.5 0.4 3.8
Royalties
Year 2017
(63.1)
(62.0)
(1.8)
(27.1)
(21.7)
(5.5)
(5.3)
Year 2016 (80.4) (78.4) (1.8) (44.6) (35.4) (9.2) (4.6)
Realised gains/losses on
Year 2017
1.3
1.3
–
0.8
0.8
–
–
commodity cost hedges Year 2016 (1.6) (1.6) –
–
–
–
–
Community/social
Year 2017
(20.2)
(20.2)
(2.0)
(11.5)
(11.1)
(0.4)
(6.7)
responsibility costs Year 2016 (15.3) (15.3) (1.2) (5.4) (5.1) (0.3) (8.7)
Non-cash remuneration –
Year 2017
(27.4)
(26.8)
(3.5)
(6.1)
(4.8)
(1.3)
(3.6)
share-based payments Year 2016 (14.4) (13.9) (2.3) (2.8) (2.5) (0.3) (2.0)
Cash remuneration
Year 2017
(5.1)
(5.0)
(0.5)
(1.4)
(1.1)
(0.3)
(0.7)
(long-term employee benefits) Year 2016 (11.0) (10.4) (2.4) (3.7) (3.0) (0.8) (1.8)
Other
Year 2017
(10.8)
(10.8)
–
–
–
–
(1.0)
Year 2016 (12.8) (12.8) – –
– – (0.9)
By-product credits
Year 2017
178.7
178.6
0.6
(0.8)
(0.9)
0.1
177.8
Year 2016 134.1 133.8 0.5 1.6 1.5 0.1 130.6
Rehabilitation amortisation
Year 2017
(23.0)
(22.6)
(0.2)
(7.7)
(7.0)
(0.7)
(5.8)
and interest
Year 2016 (23.5) (23.3) (0.4)
(5.5) (4.8) (0.7) (3.9)
Sustaining capital expenditure
Year 2017
(623.9)
(614.2)
(65.5)
(197.8)
(180.6)
(17.2)
(34.0)
Year 2016 (640.8) (619.4) (70.1) (206.3) (168.4) (37.9) (42.8)
All-in sustaining costs
(2)
Year 2017
(1,997.8)
(1,938.9)
(377.7)
(679.8)
(532.4)
(147.5)
(33.5)
Year 2016 (2,053.2) (1,971.0) (349.3) (730.2) (545.0) (185.2) (74.0)
Exploration, feasibility
Year 2017
(59.9)
(59.9)
–
–
–
–
–
and evaluation costs
Year 2016 (47.1) (47.1)
–
–
–
–
-
Non-sustaining capital
Year 2017
(216.5)
(219.3)
(16.9)
(114.9)
–
(114.9)
–
expenditure
Year 2016 (9.1) (9.1)
(7.8) –
–
–
–
Total all-in cost
(3)
Year 2017
(2,274.2)
(2,218.1)
(394.6)
(794.7)
(532.4)
(262.4)
(33.5)
Year 2016 (2,109.4) (2,027.2) (357.1) (730.2) (545.0) (185.2) (74.0)
Total all-in sustaining cost
Year 2017
(1,997.8)
(1,938.9)
(377.7)
(679.8)
(532.4)
(147.5)
(33.5)
Year 2016 (2,053.6) (1,971.0) (349.3) (730.2) (545.0) (185.2) (74.0)
Gold only ounces sold
Year 2017
2,091.1
2,051.9
281.8
710.0
566.4
143.6
164.7
–
(000 ounces)
Year 2016 2,096.8 2,030.3 289.4 715.8 568.1 147.7 149.1
AISC per ounce of gold sold
Year 2017
955
945
1,340
958
940
1,027
203
US$/oz
Year 2016 980 972 1,207 1,020 959 1,254 499
Total all-in cost
Year 2017
(2,274.2)
(2,218.1)
(394.6)
(794.7)
(532.4)
(262.4)
(33.5)
Year 2016 (2,109.4) (2,027.2) (357.1) (730.2) (545.0) (185.2) (74.0)
Gold only ounces sold
Year 2017
2,091.1
2,051.9
281.8
710.0
566.4
143.6
164.7
–
(000 ounces)
Year 2016 2,096.8 2,030.2 289.4 715.9 568.1 147.7 149.1
AIC per ounce of gold sold
Year 2017
1,088
1,081
1,400
1,119
940
1,827
203
US$/oz
Year 2016 1,006 998 1,234 1,020 959 1,254 499

Gold Fields
2017 Results

All-in costs (Unreviewed)
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLAR
Total
Mine
Continuing
Operations
Australia
Region
Australia
Region
Continuing
Corporate
and
projects
Discontinued
St Ives
Agnew/
Lawlers Granny Smith Darlot
Operating costs
(1)
Year 2017
(499.3)
(187.6)
(154.9)
(156.8)
(0.4)
(46.3)
Year 2016 (479.6) (192.8) (145.7) (141.1) 1.1 (57.3)
Gold inventory change
Year 2017
29.9
29.0
4.5
(3.6)
–
(0.9)
Year 2016 23.5 11.0 5.1 7.4 – (0.4)
Royalties
Year 2017
(27.9)
(11.1)
(7.6)
(9.0)
–
(1.1)
Year 2016 (27.3) (11.5) (7.1) (8.8) – (2.0)
Realised gains/losses on
Year 2017
0.4
0.3
0.1
0.1
–
–
commodity cost hedges Year 2016 (1.6) (0.6) (0.2) (0.7) – (0.1)
Community/social
Year 2017
–
–
–
–
–
–
responsibility costs
Year 2016 –
–
–
– –
–
Non-cash remuneration –
Year 2017
(5.9)
(2.2)
(1.7)
(2.1)
(7.7)
(0.6)
share-based payments Year 2016 (3.2) (1.5) (0.8) (0.9) (3.6) (0.4)
Cash remuneration
Year 2017
(1.9)
(0.7)
(0.5)
(0.7)
(0.5)
(0.1)
(long-term employee benefits) Year 2016 (2.9) (0.9) (0.9) (1.0) 0.5 (0.6)
Other
Year 2017
–
–
–
–
(9.8)
–
Year 2016 –
–
–
–
(11.9) –
By-product credits
Year 2017
1.0
0.6
0.3
0.1
–
0.1
Year 2016 1.1 0.8 0.2 0.1 – 0.3
Rehabilitation amortisation
Year 2017
(8.8)
(5.5)
(2.1)
(1.2)
–
(0.4)
and interest Year 2016 (13.5) (8.9) (3.2) (1.4) – (0.2)
Sustaining capital expenditure
Year 2017
(316.9)
(156.2)
(73.7)
(87.0)
(2.8)
(6.8)
Year 2016 (300.2) (140.0) (70.0) (90.3) – (21.4)
All-in sustaining costs
(2)
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(21.2)
(56.1)
Year 2016 (803.6) (344.3) (222.5) (236.7) (13.9) (82.3)
Exploration, feasibility
Year 2017
–
–
–
–
(59.9)
–
and evaluation costs
Year 2016 – – – – (47.1) –
Non-sustaining capital
Year 2017
–
–
–
–
(84.7)
–
expenditure Year 2016 – – – – (1.3) –
Total all-in cost
(3)
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(165.8)
(56.1)
Year 2016 (803.6) (344.3) (222.5) (236.7) (62.0) (82.3)
Total all-in sustaining cost
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(21.2)
(56.1)
Year 2016 (803.6) (344.3) (222.5) (236.7) (13.9) (82.3)
Gold only ounces sold
Year 2017
895.4
363.9
241.2
290.3
–
39.2
–
(000 ounces)
Year 2016 875.9 362.9 229.3 283.8 – 66.4
AISC per ounce of gold sold
Year 2017
926
916
977
896
–
1,432
US$/oz
Year 2016 917 949 971 834 – 1,238
Total all-in cost
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(165.8)
(56.1)
Year 2016 (803.6) (344.3) (222.5) (236.7) (62.0) (82.3)
Gold only ounces sold
Year 2017
895.4
363.9
241.2
290.3
–
39.2
–
(000 ounces)
Year 2016 875.9 362.9 229.3 283.8 –
66.4
AIC per ounce of gold sold
Year 2017
926
916
977
896
–
1,432
US$/oz
Year 2016 917 949 971 834
–
1,238

Gold Fields
2017 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
(Unreviewed)
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLAR
Total
Group
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Cerro
Corona
All-in sustaining costs
Year 2017
(1,997.8)
(1,938.9)
(377.7)
(679.8)
(532.4)
(147.5)
(33.5)
(per table on page 27)
Year 2016 (2,053.2) (1,971.0) (349.3) (730.2) (545.0) (185.2) (74.0)
Add back by-product credits
Year 2017
(178.7)
(178.6)
(0.6)
0.8
0.9
(0.1)
(177.8)
Year 2016 (134.1) (133.8) (0.5) (1.6) (1.5) (0.1) (130.6)
All-in sustaining costs gross
Year 2017
(2,176.5)
(2,117.5)
(378.3)
(679.1)
(531.5)
(147.6)
(211.3)
of by-product credits Year 2016 (2,187.3) (2,104.8) (349.8) (731.7) (546.5) (185.2) (204.6)
Gold equivalent ounces sold
Year 2017
2,240.2
2,201.1
281.8
710.0
566.4
143.6
313.8
Year 2016 2,216.4 2,150.0 289.4 715.8 568.1 147.7 268.9
AISC gross of by-product
Year 2017
972
962
1,342
956
938
1,028
673
credits per equivalent ounce
Year 2016 987 979 1,209 1,022 962 1,254 762
of gold
–
US$/eq oz
All-in costs
Year 2017
(2,274.2)
(2,218.1)
(394.6)
(794.7)
(532.4)
(262.4)
(33.5)
(per table on page 27)
Year 2016 (2,109.4) (2,027.1) (357.1)
(730.2)
(545.0) (185.2) (74.0)
Add back by-product credits
Year 2017
(178.7)
(178.6)
(0.6)
0.8
0.9
(0.1)
(177.8)
Year 2016 (134.1) (133.8) (0.5) (1.6) (1.5) (0.1) (130.6)
All-in costs gross
Year 2017
(2,452.9)
(2,396.7)
(395.2)
(794.0)
(531.5)
(262.5)
(211.3)
of by-product credits
Year 2016 (2,243.5) (2,161.0) (357.6)
(731.7) (546.5) (185.2) (204.6)
Gold equivalent ounces sold
Year 2017
2,240.2
2,201.1
281.8
710.0
566.4
143.6
313.8
Year 2016 2,216.4 2,150.0 289.4 715.8 568.1 147.7 268.9
AIC gross of by-product
Year 2017
1,095
1,089
1,402
1,118
938
1,828
673
credits per equivalent ounce
Year 2016 1,012 1,005 1,236 1,022 962 1,254 762
of gold
–
US$/eq oz

Gold Fields
2017 Results

All-in sustaining costs and all-in costs gross of by-product credits per equivalent ounce of gold sold
(Unreviewed)
World Gold Council Industry Standard
Figures are in US dollar million unless otherwise stated
UNITED STATES DOLLAR
Total
Mine
Continuing
Operations
Australia
Region
Australia
Region
Continuing
Corporate
and
projects
Discontinued
St Ives
Agnew/
Lawlers
Granny Smith Darlot
All-in sustaining costs
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(21.2)
(56.1)
(per table on page 28)
Year 2016 (803.6) (344.3) (222.5) (236.7) (13.9) (82.3)
Add back by-product credits
Year 2017
(1.0)
(0.6)
(0.3)
(0.1)
–
(0.1)
Year 2016 (1.1) (0.8) (0.2) (0.1) – (0.3)
All-in sustaining costs gross
Year 2017
(830.4)
(334.1)
(236.0)
(260.3)
(21.2)
(56.2)
of by-product credits Year 2016 (804.8) (345.1) (222.8) (236.8) (13.9) (82.5)
Gold equivalent ounces sold
Year 2017
895.4
363.9
241.2
290.3
–
39.2
Year 2016 875.9 362.9 229.3 283.8 – 66.4
AISC gross of by-product
Year 2017
927
918
978
897
–
1,435
credits per equivalent ounce
Year 2016 919 951 972 834 – 1,243
of gold
–
US$/eq oz
All-in costs
Year 2017
(829.4)
(333.5)
(235.7)
(260.1)
(165.8)
(56.1)
(per table on page 28)
Year 2016 (803.6) (344.3) (222.5) (236.7) (13.9) (82.3)
Add back by-product credits
Year 2017
(1.0)
(0.6)
(0.3)
(0.1)
–
(0.1)
Year 2016 (1.1)
(0.8) (0.2)
(0.1)
–
(0.3)
All-in costs gross
Year 2017
(830.4)
(334.1)
(236.0)
(260.3)
(165.8)
(56.2)
of by-product credits Year 2016 (804.8) (345.1) (222.8) (236.8) (13.9) (82.5)
Gold equivalent ounces sold
Year 2017
895.4
363.9
241.2
290.3
–
39.2
Year 2016 875.9 362.9 229.3 283.8 –
66.4
AIC gross of by-product
Year 2017
927
918
978
897
–
1,435
credits per equivalent ounce
Year 2016 919 951 972 834 – 1,243
of gold
–
US$/eq oz

Gold Fields
2017 Results

Underground and surface (Unreviewed)
UNITED STATES DOLLAR
Total
Mine
Operations
Total
Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana
Peru
Continuing
Discontinued
Imperial ounces, metric tonnes and grade
South
Deep
Total Tarkwa     Damang
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith
Darlot
TONNES MINED (000 ORE TONNES)*
– underground ore
Year 2017
5,108
4,775
1,421
–
–
–
–
3,355
484
1,174
1,699
333
Year 2016
5,385
4,964
1,611
– – – –
3,354
627
1,208
1,518
421
– underground waste
Year 2017
189
189
189
–
–
–
–
–
–
–
–
Year 2016
111
111
111
–
–
–
–
–
–
–
–
– surface
Year 2017
31,099
31,099
–
20,032
16,703
3,329
7,085
3,982
3,981
–
–
–
Year 2016
28,640
28,612
–
17,371
14,552
2,819
7,061
3,673
3,673
– –
28
– total
Year 2017
36,396
36,063
1,610
20,032
16,703
3,329
7,085
7,338
4,465
1,174
1,699
333
Year 2016
34,136
33,687
1,722
17,371
14,552
2,819
7,061
7,026
4,300
1,208
1,518
449
GRADE MINED (GRAMS PER TONNE)
– underground ore
Year 2017
5.8
6.0
6.1
–
–
–
–
5.7
4.1
6.7
5.5
3.7
Year 2016
6.1
6.2
5.8
– – – –
6.2
5.1
6.3
6.6
5.0
– underground waste
Year 2017
–
–
–
–
–
–
–
–
–
–
–
–
Year 2016
–
–
–
–
–
–
–
–
–
–
–
–
– surface
Year 2017
1.5
1.5
–
1.3
1.3
1.1
1.1
2.9
2.9
–
–
–
Year 2016
1,5
1.5
–
1.4
1.4
1.3
1.1
2.6
2.6
– –
0.7
– total
Year 2017
2.1
2.1
5.4
1.3
1.3
1.1
1.1
4.2
3.1
6.7
5.5
3.7
Year 2016
2.3
2.2
5.4
1.4
1.4
1.3
1.1
4.3
2.9
6.3
6.6
4.7
GOLD MINED (000 OUNCES)
– underground ore
Year 2017
927.3
887.6
268.9
–
–
–
–
618.7
64.2
253.8
300.7
39.7
Year 2016
1,029.0
961.6
291.4
–
– –
–
670.2
102.2
245.4
322.6
67.4
– surface
Year 2017
1,454.2
1,454.2
–
833.7
711.0
122.7
246.3
374.3
374.3
–
–
–
Year 2016
1,308.4
1,307.3
–
765.3
645.9
119.4
238.8
301.9
301.9
–
–
1.2
– total
Year 2017
2,381.4
2,341.8
268.9
833.7
711.0
122.7
246.3
993.0
438.5
253.8
300.7
39.7
Year 2016
2,337.4
2,268.9
291.4
765.3
645.9
119.4
238.8
972.2
404.2
245.4
322.6
68.5
ORE MILLED/TREATED
(000 TONNES)
– total milled
Year 2017
5,201
4,863
1,483
–
–
–
–
3,380
419
1,235
1,726
338
Year 2016 5,311 4,882 1,633 – – – – 3,249 628 1,176 1,445 428
– underground
Year 2017
165
165
165
–
–
–
–
–
–
–
–
–
waste Year 2016 107 107 107 – – – –
–
–
–
–
–
– surface ore
Year 2017
29,126
29,126
433
18,117
13,527
4,590
6,796
3,779
3,779
–
–
–
Year 2016
28,804
28,779 507 17,876 13,608 4,268 6,977 3,419 3,418
–
1
26
– total milled
Year 2017
34,492
34,154
2,081
18,117
13,527
4,590
6,796
7,159
4,198
1,235
1,726
338
Year 2016
34,222
33,768 2,248 17,876 13,608 4,268 6,977 6,668 4,046
1,176
1,446
454
YIELD
(GRAMS PER TONNE)
– underground
Year 2017
6.1
6.3
5.9
–
–
–
–
7.2
3.9
8.8
7.6
3.6
ore
Year 2016
5.5 5.6 5.5 – – – – 5.8 4.7 6.1 6.1 4.7
– underground
Year 2017
–
–
–
–
–
–
–
–
–
–
–
–
waste
Year 2016
–
– – – – – – – – – – –
– surface ore
Year 2017
1.5
1.5
0.1
1.2
1.3
1.0
1.4
2.7
2.5
–
–
–
Year 2016 1.4 1.4 0.1 1.2 1.3 1.1 1.1 2.4 2.4 – – 1.5
– combined
Year 2017
2.0
2.0
4.2
1.2
1.3
1.0
1.4
3.9
2.7
8.8
7.6
3.6
Year 2016 2.0 2.0 4.0 1.2 1.3 1.1 1.2 4.1 2.8 6.1 6.1 4.6
GOLD PRODUCED
(000 OUNCES)
– underground
Year 2017
760.9
721.8
280.0
–
–
–
–
441.8
49.1
241.2
290.3
39.2
ore Year 2016 963.0 897.8 289.2 – – – – 608.6 95.5 229.4 283.8 65.2
– underground
Year 2017
–
–
–
–
–
–
–
–
–
–
–
–
waste Year 2016 – – – – – – – – – – – –
– surface ore
Year 2017
1,471.6
1,471.6
1.2
710.0
566.4
143.6
306.7
453.6
314.8
–
–
–
Year 2016 1,255.8 1,254.5 1.2 715.8 568.1 147.7 270.2 267.3 267.4 – – 1.2
– total
Year 2017
2,232.5
2,193.6
281.3
710.0
566.4
143.6
306.7
895.4
363.9
241.2
290.3
39.2
Year 2016 2,218.7 2,152.3 290.4 715.8 568.1 147.7 270.2 875.9 362.9 229.3 283.8 66.4
OPERATING COSTS
(DOLLAR PER TONNE)
– underground
Year 2017
129
132
185
–
–
–
–
100
64
125
91
137
Year 2016
128
127 153 – – – – 109 109 124 98 131
– surface
Year 2017
27
27
2
26
26
26
22
43
43
–
–
–
Year 2016 26 26 12 27 25 32 21 36 36 – – 42
– total
Year 2017
43
42
147
26
26
26
22
70
45
125
91
137
Year 2016 42 41 121 27 25 32 21 72 48 124 98 126
*Excludes surface material at South Deep.

Gold Fields
2017 Results
Review of operations
(Unreviewed)
Quarter ended 31 December 2017 compared with quarter
ended 30 September 2017
CONTINUING OPERATIONS
SOUTH AFRICA REGION

South Deep Project
Dec
2017
Sept
2017
Gold produced 000’oz
80.8
81.2
kg
2,512
2,526
Gold sold 000’oz
80.4
81.2
kg
2,500
2,526
Yield – underground reef
g/t
6.04
6.34
AISC R/kg
532,573
509,011
US$/oz
1,209
1,203
AIC R/kg
576,043
530,842
US$/oz
1,310
1,257

Gold production decreased by 1 per cent from 2,526 kilograms
(81,200 ounces) in the September quarter to 2,512 kilograms
(80,800 ounces) in the December quarter mainly due to a
decrease in head grade.

Total underground tonnes mined decreased by 10 per cent from
436,000 tonnes in the September quarter to 394,000 tonnes in the
December quarter. Ore tonnes mined decreased by 14 per cent
from 388,400 tonnes to 335,700 tonnes, while underground waste mined increased by 20 per cent from 48,300 tonnes to 57,900
tonnes. Total gold mined from underground decreased by 19 per cent from 2,463 kilograms (79,200 ounces) to 2,006 kilograms
(64,500 ounces). Grade mined decreased by 7 per cent from 6.37 grams per tonne to 5.95 grams per tonne due to changes in the mining mix.

Total tonnes milled increased marginally from 555,000 tonnes to
557,000 tonnes. Underground ore tonnes milled increased by 4 per cent from 398,000 tonnes in the September quarter to
414,000 tonnes in the December quarter. Underground waste
milled decreased by 13 per cent from 45,000 tonnes to 39,000 tonnes. Surface tailings material treated decreased by 7 per cent from 112,000 tonnes to 104,000 tonnes. Underground reef yield decreased by 5 per cent from 6.34 grams per tonne to 6.04 grams per tonne.

Ore milled was higher than ore mined due to the processing of stockpiles during the December quarter.

Gold recovered from underground of 2,504 kilograms (80,500
ounces) was 498 kilograms (16,000 ounces) higher than gold
mined of 2,006 kilograms (64,500 ounces) due to a release from gold-in-circuit and 22,000 tonnes of stockpiles processed.

Destress mining increased by 25 per cent from 7,666 square
metres in the September quarter to 9,619 square metres in the
December quarter mainly due to improved productivity as a result of greater machine utilisation with more machines allocated to destress areas.

Longhole stoping decreased by 16 per cent from 207,000 tonnes to 173,400 tonnes due to the introduction of more rigid quality control procedures and compliance to planned extraction. The current mine contributed 57 per cent of the total ore tonnes in the
December quarter compared with 63 per cent in the September
quarter. The longhole stoping method accounted for 44 per cent of total tonnes mined in the December quarter compared with 47 per cent in the September quarter.

Development decreased marginally from 1,965 metres in the
September quarter to 1,935 metres in the December quarter.
New mine capital development on 100 level increased by 14 per cent from 266 metres in the September quarter to 304 metres in the December quarter. New mine development is focused on
infrastructure projects exclusively on 100 level and related to haulage extensions, crusher excavations and conveyor
extensions. Reef horizon development in the current mine areas decreased by 26 per cent from 1,126 metres to 833 metres. Reef horizon development North of Wrench increased by 39 per cent from 573 metres to 798 metres. Both New mine and reef horizon development improved due to business improvement initiatives starting to deliver.

Net operating costs decreased by 1 per cent from R1,038 million
(US$79 million) to R1,027 million (US$75 million) mainly due to lower bonuses, overtime and consumables cost, partially offset by a gold-in-process charge of R51 million (US$4 million) in the
December quarter compared with a credit of R9 million (US$1
million) in the September quarter.

Capital expenditure increased by 59 per cent from R260 million
(US$20 million) in the September quarter to R412 million (US$30 million) in the December quarter.

Sustaining capital expenditure increased by 48 per cent from
R205 million (US$15 million) in the September quarter to R303 million (US$22 million) in the December quarter mainly due to winder, shaft and plant infrastructure upgrades. Non-sustaining capital expenditure increased by 98 per cent from R55 million
(US$4 million) to R109 million (US$8 million). The higher non-
sustaining capital expenditure was mainly due to increased
expenditure on new mine development and fridge plant
infrastructure projects.

All-in sustaining costs increased by 5 per cent from R509,011 per kilogram (US$1,203 per ounce) in the September quarter to
R532,573 per kilogram (US$1,209 per ounce) in the December
quarter mainly due to higher sustaining capital expenditure and lower gold sold, partially offset by lower net operating costs.

Total all-in cost increased by 9 per cent from R530,842 per
kilogram (US$1,257 per ounce) in the September quarter to
R576,043 per kilogram (US$1,310 per ounce) in the December
quarter due to the same reasons as for all-in sustaining costs and higher non-sustaining capital expenditure.
WEST AFRICA REGION

GHANA
Tarkwa
Dec
2017
Sept
2017
Gold produced 000’oz
139.8
145.1
Yield g/t
1.31
1.34
AISC and AIC US$/oz
871
909

Gold production decreased by 4 per cent from 145,100 ounces in the September quarter to 139,800 ounces in the December
quarter mainly due to lower plant throughput.

Total tonnes mined, including capital stripping, decreased by 8 per cent from 26.2 million tonnes in the September quarter to 24.2 million tonnes in the December quarter. Ore tonnes mined
decreased by 5 per cent from 4.4 million tonnes to 4.2 million tonnes. Operational waste tonnes mined decreased by 21 per

Gold Fields
2017 Results

cent from 8.9 million tonnes to 7.0 million tonnes while capital waste tonnes mined increased by 1 per cent from 12.9 million tonnes to 13.0 million tonnes. Head grade mined decreased by 2 per cent from 1.33 grams per tonne to 1.30 grams per tonne.
Where tonnes mined exceeded mill capacity, lower grade tonnes were stockpiled. Accordingly, stockpiles at end of 2017 were 8.9 million tonnes at 0.77 grams per tonne. Gold mined decreased by
7 per cent from 189,000 ounces to 176,700 ounces. The strip
ratio decreased from 4.9 to 4.7.

The CIL plant throughput decreased by 3 per cent from 3.4 million tonnes to 3.3 million tonnes in line with nameplate capacity. Yield decreased by 2 per cent from 1.34 grams per tonne to 1.31 grams per tonne due to a build-up of gold-in-circuit.

Net operating costs, including gold-in-process movements,
decreased by 5 per cent from US$76 million to US$72 million
mainly due to a gold-in-process build-up of US$16 million in the
December quarter compared with a build-up of US$11 million in the September quarter.
Capital expenditure was similar at US$42 million.
All-in sustaining costs and total all-in cost decreased by 4 per cent from US$909 per ounce in the September quarter to US$871 per ounce in the September quarter due to lower net operating costs, partially offset by lower gold sold.

Damang
Dec
2017
Sept
2017
Gold produced 000’oz
34.5
32.2
Yield g/t
0.92
0.89
AISC US$/oz
991
1,084
AIC US$/oz
1,802
2,147

Gold production increased by 7 per cent from 32,200 ounces in the September quarter to 34,500 ounces in the December quarter mainly due to higher head grade and increased tonnes processed.

Total tonnes mined, including capital stripping, increased by 19 per cent from 9.5 million tonnes in the September quarter to 11.3 million tonnes in the December quarter due to an increase in contractors drilling and digging fleet in Amoanda and satellite pits.
Ore tonnes mined decreased by 18 per cent from 0.92 million
tonnes in the September quarter to 0.75 million tonnes in the
December quarter. Total waste tonnes mined increased by 22 per cent from 8.6 million tonnes to 10.5 million tonnes. Capital waste tonnes (included in total waste tonnes) increased by 14 per cent from 7.7 million tonnes to 8.8 million tonnes. Operational waste tonnes mined increased by 89 per cent from 0.9 million tonnes to
1.7 million tonnes.

Head grade mined increased by 2 per cent from 1.04 grams per tonne to 1.06 grams per tonne due to higher grade mined at all the pits. Gold mined decreased by 16 per cent from 30,700
ounces to 25,700 ounces due to 18 per cent less ore tonnes
mined in December quarter. The strip ratio increased from 9.4 to
14.0.

Tonnes processed increased by 4 per cent from 1.13 million
tonnes in the September quarter to 1.17 million tonnes in the
December quarter. Yield increased by 3 per cent from 0.89 grams per tonne to 0.92 grams per tonne due to higher grade fed. In the
December quarter, tonnes milled were sourced as follows: 0.67 million tonnes at 1.07 grams per tonne from the pits, 0.06 million tonnes at 0.93 grams per tonne from Abosso tailings and 0.44 million tonnes at 0.77 grams per tonne from stockpiles. This compared with 0.70 million tonnes at 1.05 grams per tonne from the pits, 0.06 million tonnes at 0.83 grams per tonne from Abosso tailings and 0.37 million tonnes at 0.60 grams per tonne from stockpiles in the September quarter.

Net operating costs, including gold-in-process movements,
increased by 14 per cent from US$29 million to US$33 million mainly due to an increase in operational tonnes mined.

Capital expenditure decreased by 26 per cent from US$38 million in the September quarter to US$28 million in the December
quarter.

Sustaining capital expenditure decreased from US$3 million to
US$nil million. Non-sustaining capital expenditure decreased by
18 per cent from US$34 million to US$28 million mainly due to the timing of Far-East tailings storage facility and Amoanda Resource
Infill drilling projects.

All-in sustaining costs decreased by 9 per cent from US$1,084 per ounce in the September quarter to US$991 per ounce in the
December quarter mainly due to higher gold sold and lower
sustaining capital expenditure, partially offset by higher net operating costs
.

All-in costs decreased by 16 per cent from US$2,147 per ounce in the September quarter to US$1,802 per ounce in the December
quarter due to the same reasons as above, as well as lower non-
sustaining capital expenditure.
SOUTH AMERICA REGION

PERU
Cerro Corona
Dec
2017
Sept
2017
Gold produced 000’oz
41.3
47.8
Copper produced tonnes
7,317
8,452
Total equivalent gold
produced
000’eq oz
80.0
89.6
Total equivalent gold sold 000’eq oz
88.2
89.9
Yield – gold g/t
0.81
0.90
– copper per cent
0.46
0.51
– combined eq g/t
1.50
1.63
AISC and AIC US$/oz
209
124
AISC and AIC US$/eq oz
712
629
Gold price* US$/oz
1,278
1,274
Copper price* US$/t
6,760
6,301
* Average daily spot price for the period used to calculate total equivalent gold ounces produced.

Gold production decreased by 14 per cent from 47,800 ounces in the September quarter to 41,300 ounces in the December quarter.
Copper production decreased by 13 per cent from 8,452 tonnes to
7,317 tonnes. Equivalent gold production decreased by 11 per cent from 89,600 ounces to 80,000 ounces. The decrease in gold and copper production was mainly due to lower head grade in line with the mining sequence.

Gold head grade decreased by 16 per cent from 1.31 grams per tonne to 1.10 grams per tonne and copper head grade decreased by 12 cent from 0.58 per cent to 0.51 per cent. Gold recoveries increased from 69.2 per cent to 73.3 per cent. Copper recoveries decreased slightly from 89.4 per cent to 89.3 per cent. Gold yield decreased by 10 per cent from 0.90 grams per tonne to 0.81
grams per tonne and copper yield decreased by 10 per cent from
0.51 per cent to 0.46 per cent in line with the mining sequence.

Gold Fields
2017 Results

In the December quarter, concentrate with a payable content of
46,459 ounces of gold was sold at an average price of US$1,267 per ounce and 7,830 tonnes of copper was sold at an average
price of US$6,165 per tonne, net of treatment and refining
charges. This compared with 48,100 ounces of gold that was sold at an average price of US$1,287 per ounce and 8,409 tonnes of copper that was sold at an average price of US$5,689 per tonne, net of treatment and refining charges, in the September quarter.

Total tonnes mined decreased by 5 per cent from 4.32 million tonnes in the September quarter to 4.12 million tonnes in the
December quarter mainly due to lower waste mined in line with the mining sequence. Ore mined decreased by 3 per cent from
1.80 million tonnes to 1.75 million tonnes. Operational waste tonnes mined decreased by 6 per cent from 2.52 million tonnes to
2.37 million tonnes. The strip ratio decreased from 1.40 to 1.35.

Ore processed decreased by 2 per cent from 1.69 million tonnes in the September quarter to 1.66 million tonnes in the December quarter mainly due to lower throughput (796 tonnes per hour in the December quarter compared with 831 tonnes per hour in the
September quarter), as a result of the hardness of material treated during the quarter.

Net operating costs, including gold-in-process movements,
increased by 15 per cent from US$39 million to US$45 million.
Operating costs were similar due to similar tonnes mined. Net operating costs were US$6 million higher due to a drawdown of concentrate to offset the decrease in ounces mined as a result of the significant decrease in gold and copper grades. The
concentrate drawdown resulted in a US$5 million charge to cost in the December quarter compared with a US$1 million credit to cost in the September quarter.

Capital expenditure increased by 20 per cent from US$10 million to US$12 million due to an increase in construction activities at the tailings dam and waste storage facilities.

All-in sustaining costs and total all-in cost per gold ounce increased by 69 per cent from US$124 per ounce in the
September quarter to US$209 per ounce in the December quarter mainly due to higher net operating costs, lower gold sold and higher capital expenditure. All-in sustaining costs and total all-in costs per equivalent ounce increased by 13 per cent from US$629 per equivalent ounce to US$712 per equivalent ounce due to the same reasons as above.
AUSTRALIA REGION

St Ives
Dec
2017
Sept
2017
Gold produced 000’oz
90.3
89.5
Yield – underground g/t
2.85
3.55
– surface g/t
2.69
2.37
– combined g/t
2.70
2.48
AISC and AIC A$/oz
1,351
1,071
US$/oz
1,035
848

Gold production increased by 1 per cent from 89,500 ounces in the September quarter to 90,300 ounces in the December quarter due to higher grades of ore mined and processed from the open pit mines.

Total ore tonnes mined decreased by 21 per cent from 1.4 million tonnes in the September quarter to 1.1 million tonnes in the
December quarter.
At the Hamlet underground operation, ore tonnes mined
decreased by 3 per cent from 100,000 tonnes in the September quarter to 97,000 tonnes in the December quarter. Head grade decreased by 5 per cent from 3.75 grams per tonne to 3.55 grams per tonne with limited availability of high grade areas. Gold mined from underground decreased by 5 per cent from 12,000 ounces to
11,400 ounces.

Development of the new Invincible underground mine continued, with the first 3,000 tonnes of ore produced during the December quarter. The Invincible open pit operations are planned to
continue concurrently with the underground operations to the end of 2019.

At the open pit operations, ore tonnes mined decreased by 23 per cent from 1.3 million tonnes in the September quarter to 1.0 million tonnes in the December quarter. Grade mined increased by 10 per cent from 2.77 grams per tonne to 3.04 grams per tonne due to increased grade mined from Neptune Stage 3 pit. Gold
mined from open pits decreased by 14 per cent from 115,300
ounces to 99,200 ounces. In the December quarter, tonnes
mined were sourced as follows: 0.55 million tonnes at 2.5 grams per tonne from Invincible and 0.46 million tonnes at 3.7 grams per tonne from Neptune. This compared with 0.61 million tonnes at
2.9 grams per tonne from Invincible and 0.69 million tonnes at 2.6 grams per tonne from Neptune in the September quarter.

Ounces mined at the consolidated St Ives mine decreased by 13 per cent from 127,300 ounces in the September quarter to
110,600 ounces in the December quarter. At the end of the
December quarter, Neptune high-grade oxide material stockpiled amounted to 45,600 ounces (710,900 tonnes at 1.99 grams per
tonne), Invincible amounted to 7,800 ounces (109,000 tonnes at
2.21 grams per tonne), and A5 amounted to 7,900 ounces
(173,600 tonnes at 1.41 grams per tonne). As the Lefroy mill can only sustain a maximum of 25 per cent oxide material blend, the excess Neptune oxide material is stockpiled and fed to the mill so as to maintain the optimum blend.

Operational waste tonnes mined decreased by 7 per cent from 3.0 million tonnes in the September quarter to 2.8 million tonnes in the
December quarter and capital waste tonnes mined decreased by
3 per cent from 6.6 million tonnes to 6.4 million tonnes. Total material movements at the open pits decreased by 6 per cent from
10.9 million tonnes to 10.2 million tonnes. The decrease was planned with ore mined continuing to exceed available mill
capacity. The strip ratio increased from 7.3 to 9.1.

Throughput at the Lefroy mill decreased by 9 per cent from 1.1 million tonnes in the September quarter to 1.0 million tonnes in the
December quarter due to a scheduled maintenance shutdown in
the December quarter. Yield increased by 9 per cent from 2.48 grams per tonne to 2.70 grams per tonne due to the higher grades mined from the open pits.

Net operating costs, including gold-in-process movements,
increased by 40 per cent from A$40 million (US$32 million) to
A$56 million (US$43 million) mainly due to increased costs related to the higher strip ratio, increased underground development, scheduled plant maintenance and year-end adjustments and
write-offs. In addition, a lower gold inventory credit to cost of A$12 million (US$9 million) in the December quarter compared with
A$23 million (US$18 million) in the September quarter.

Capital expenditure increased by 27 per cent from A$48 million
(US$38 million) to A$61 million (US$47 million) mainly due to

Gold Fields
2017 Results

increased Invincible underground development, mill infrastructure expenditure and mobile equipment rebuilds.

All-in sustaining costs and total all-in cost increased by 26 per cent from A$1,071 per ounce (US$848 per ounce) in the
September quarter to A$1,351 per ounce (US$1,035 per ounce) in the December quarter due to higher net operating costs and
higher capital expenditure, partially offset by higher gold sold.

Agnew/Lawlers
Dec
2017
Sept
2017
Gold produced 000’oz
63.9
61.8
Yield g/t
6.73
6.11
AISC and AIC A$/oz
1,336
1,215
US$/oz
1,029
956

Gold production increased by 3 per cent from 61,800 ounces in the September quarter to 63,900 ounces in the December quarter due to higher grade ore processed.

Ore mined from underground increased by 7 per cent from
293,000 tonnes in the September quarter to 313,000 tonnes in the
December quarter with increased ore tonnes from both New
Holland and Waroonga. Head grade mined decreased by 16 per
cent from 7.35 grams per tonne to 6.18 grams per tonnes due to a decrease in grade mined from New Holland in the December
quarter, with low availability of high-grade areas as new mining areas are accessed. Gold mined decreased by 10 per cent from
69,200 ounces to 62,200 ounces. In the December quarter
tonnes mined were sourced as follows: 165,000 tonnes at 8.8
grams per tonne from Waroonga and 148,000 tonnes at 3.3 grams per tonne from New Holland. This compares with 149,000 tonnes at 9.6 grams per tonne from Waroonga and 144,000 tonnes at 5.0 grams per tonne from New Holland in the September quarter.

Tonnes processed decreased by 6 per cent from 315,000 tonnes in the September quarter to 296,000 tonnes in the December
quarter. The combined yield increased by 10 per cent from 6.11 grams per tonne to 6.73 grams per tonne due to the processing of higher grade stockpiles in the December quarter, mined but not processed in the September quarter.

Net operating costs, including gold-in-process movements,
increased by 21 per cent from A$43 million (US$34 million) in the
September quarter to A$52 million (US$40 million) in the
December quarter mainly due to increased mining cost of A$3
million (US$2 million) related to increased ore tonnes mined at a lower grade for lower gold output from underground and higher processing costs as a result of additional maintenance. In
addition, a gold-in-circuit credit to cost of A$nil million (US$nil million) in the December quarter.

Capital expenditure increased by 7 per cent from A$28 million
(US$22 million) to A$30 million (US$23 million) mainly due to the crushing facility purchased for A$5 million (US$4 million).

All-in sustaining costs and total all-in cost increased by 10 per cent from A$1,215 per ounce (US$956 per ounce) in the
September quarter to A$1,336 per ounce (US$1,029 per ounce) in the December quarter mainly due to higher net operating costs and higher capital expenditure, partially offset by higher gold sold.

Granny Smith
Dec
2017
Sept
2017
Gold produced 000’oz
74.8
70.8
Yield g/t
5.55
5.14
AISC and AIC A$/oz
1,370
1,087
US$/oz
1,054
855

Gold production increased by 6 per cent from 70,800 ounces in the September quarter to 74,800 ounces in the December quarter mainly due to higher grade ore processed.

Ore mined from underground decreased by 4 per cent from
424,000 tonnes in the September quarter to 408,200 tonnes in the
December quarter due to an increase in capital development and a decrease in ore development. Head grade mined decreased by
2 per cent from 5.65 grams per tonne in the September quarter to
5.55 grams per tonnes in the December quarter. Ounces mined
decreased by 6 per cent from 77,100 ounces in the September
quarter 72,800 ounces in the December quarter.

Tonnes processed decreased by 2 per cent from 428,000 tonnes in the September quarter to 419,000 tonnes in the December
quarter due to timing of milling campaigns quarter on quarter. The yield increased by 8 per cent from 5.14 grams per tonne to 5.55 grams per tonnes due to a release from gold-in-circuit and
processing of high grade stockpiles which were mined in the
previous quarters.

Net operating costs, including gold-in-process movements,
increased by 21 per cent from A$47 million (US$37 million) in the
September quarter to A$57 million (US$44 million) in the
December mainly due to increased costs as a result of increased ounces produced, higher processing costs due to plant
maintenance and year-end adjustments and write-offs. In
addition, a gold-in-process charge to cost of A$4 million (US$3 million) in the December quarter compared with a credit of A$3 million (US$2 million) in the September quarter.

Capital expenditure increased by 68 per cent from A$25 million
(US$20 million) to A$42 million (US$32 million). The increased expenditure related to mobile equipment purchases of A$5 million
(US$4 million), early works on underground cooling and paste plants of A$7 million (US$5 million) and increased mine
development and exploration expenditure of A$4 million (US$3 million).

All-in sustaining costs and total all-in cost increased by 26 per cent from A$1,087 per ounce (US$855 per ounce) in the
September quarter to A$1,370 per ounce (US$1,054 per ounce) in the December quarter due to higher net operating costs and
higher capital expenditure, partially offset by higher gold sold.

Gold Fields
2017 Results

Salient feature and cost benchmarks (Unreviewed)
Salient features and cost benchmarks for the quarters ended 31 December 2017, 30 September 2017and 31 December 2016
UNITED STATES DOLLARS
Total
Mine
Operations
Total
Mine
Continuing
Operations
South Africa
Region
West Africa
Region
South America
Region
Ghana Peru
South
Deep Total Tarkwa Damang
Cerro
Corona
OPERATING RESULTS
Ore milled/treated
December 2017
8,450
8,450
557
4,479
3,307
1,172
1,659
(000 tonnes)
September 2017
8,712 8,609 555 4,498 3,370 1,127 1,690
December 2016
8,606
8,493
565
4,465
3,336
1,129
1,742
Yield
December 2017
2.1
2.1
4.5
1.2
1.3
0.9
1.5
(grams per tonne) September 2017 2.1 2.1 4.5 1.2 1.3 0.9 1.6
December 2016
2.1
2.1
4.4
1.3
1.4
1.0
1.5
Gold produced
December 2017
564.1
564.1
80.8
174.3
139.8
34.5
80.0
(000 managed equivalent ounces) September 2017 584.8 570.1 81.2 177.2 145.1 32.2 89.6
December 2016
584.4
570.4
80.9
182.8
145.9
36.9
81.5
Gold sold
December 2017
572.0
572.0
80.4
174.3
139.8
34.5
88.2
(000 managed equivalent ounces) September 2017 585.0 570.3 81.2 177.2 145.1 32.2 89.9
December 2016
587.7
587.7
79.9
182.8
145.9
36.9
85.8
Net operating costs*
December 2017
(353.3)
(353.1)
(75.0)
(105.5)
(72.3)
(33.2)
(45.2)
(million)
September 2017
(342.5) (325.4) (79.0) (105.0) (76.0) (29.0) (38.9)
December 2016
(368.4)
(353.9)
(72.6)
(117.4)
(82.0)
(35.3)
(39.8)
Operating costs
December 2017
43
43
128
27
27
27
25
(dollar per tonne) September 2017 43 42 143
26
26 25 23
December 2016
45
44
130
28
27
31
23
Sustaining capital*
December 2017
(178.2)
(178.2)
(22.3)
(41.8)
(41.8)
-
(11.5)
(million) September 2017 (150.0) (149.6) (15.3) (45.1) (41.8) (3.3) (9.9)
December 2016
(155.9)
(149.4)
(14.7)
(52.0)
(40.6)
(11.4)
(15.5)
Non-sustaining capital*
December 2017
(36.1)
(36.1)
(8.1)
(28.0)
#
-
(28.0)
#
-
(million) September 2017 (38.6) (38.6) (4.4) (34.2)
#
- (34.2)
#
-
December 2016 (2.0) (2.9) (2.0)
-
- - -
Total capital expenditure*
December 2017
(214.3)
(214.3)
(30.4)
(69.8)
(41.8)
(28.0)
(11.5)
(million) September 2017 (188.5) (188.0) (19.7) (79.3) (41.8) (37.5) (9.9)
December 2016 (157.9) (151.4) (16.7)
(52.0)
(40.6) (11.4) (15.5)
All-in-sustaining costs
December 2017
945
945
1,209
895
871
991
209
(dollar per ounce) September 2017 892 881 1,203 941 909 1,084 124
December 2016 914 897 1,097 989 906 1,317 303
Total all-in-cost
December 2017
1,013
1,013
1,310
1,055
871
1,802
209
(dollar per ounce) September 2017 963 954 1,257 1,134 909 2,147 124
December 2016 917 928 1,122 989 906 1,317 303
UNITED STATES DOLLARS
AUSTRALIAN DOLLARS
SOUTH
AFRICAN
RAND
UNITED
STATES
DOLLARS
AUSTRALIAN
DOLLARS
Australia
Region
Australia
Region
South Africa
Region
Australia
Region
Australia
Region
Continuing Continuing
Discontinued
Discontinued
Total St Ives
Agnew/
Lawlers
Granny
Smith Total St Ives
Agnew/
Lawlers
Granny
Smith
South
Deep Darlot
Darlot
OPERATING RESULTS
Ore milled/treated
December 2017
1,755
1,040
296
419
1,755
1,040
296
419
557
-
-
(000 tonnes) September 2017
1,866 1,123 315 428 1,866 1,123 315 428 555
103
103
December 2016
1,721 1,094 298 329 1,721 1,094 298 329 565 113
113
Yield
December 2017
4.1
2.7
6.7
5.6
4.1
2.7
6.7
5.6
4.5
-
-
(grams per tonne) September 2017
3.7 2.5 6.1 5.1 3.7 2.5 6.1 5.1 4.5 4.4
4.4
December 2016
4.1 2.7 6.5 6.4 4.1 2.7 6.5 6.4 4.4 3.8
3.8
Gold produced
December 2017
229.1
90.3
63.9
74.8
229.1
90.3
63.9
74.8
2,512
-
-
(000 managed September 2017
222.0 89.5 61.8 70.8 222.0 89.5 61.8 70.8 2,526 14.7
14.7
equivalent ounces) December 2016
225.2 95.6 62.2 67.4 225.2 95.6 62.2 67.4 2,516 14.0
14.0
Gold sold
December 2017
229.1
90.3
63.9
74.8
229.1
90.3
63.9
74.8
2,500
-
-
(000 managed September 2017
222.0 89.5 61.8 70.8 222.0 89.5 61.8 70.8 2,526 14.7
14.7
equivalent ounces) December 2016
225.2 95.6 62.2 67.4 225.2 95.6 62.2 67.4 2,485 14.0
14.0
Net operating costs
December 2017
(127.3)
(43.2)
(40.3)
(43.9)
(165.7)
(56.2)
(52.4)
(57.0)
(1,026.9)
(0.2)
(0.3)
(million) September 2017
(102.5) (32.0) (33.7) (36.8) (129.6) (40.3) (42.6) (46.7) (1,038.3) (17.1)
(21.7)
December 2016
(124.1) (56.2) (36.1) (31.8) (165.8) (75.3) (48.2) (42.2) (1,012.1) (14.5)
(19.1)
Operating costs
December 2017
76
51
137
97
99
66
178
126
1,748
-
-
(dollar per tonne) September 2017
68 44 120 91 86 57 152 116 1,884 158
201
December 2016
77 51 135 111 103 69 180 148 1,797 120
159
Sustaining capital
December 2017
(102.6)
(46.9)
(23.3)
(32.4)
(133.5)
(61.0)
(30.3)
(42.2)
(303.5)
-
-
(million) September 2017
(78.9) (37.8) (21.5) (19.6) (100.5) (48.0) (27.5) (25.0) (204.7) (0.4)
(0.5)
December 2016
(67.7) (27.6) (13.4) (26.7) (89.7) (36.5) (17.7) (35.5) (199.7) (6.2)
(8.2)
Non-sustaining capital
December 2017
-
-
-
-
-
-
-
-
(108.7)
-
-
(million) September 2017
- - - - - - - - (55.2) -
-
December 2016
- - - - - - - - (28.3) -
-
Total capital expenditure
December 2017
(102.6)
(46.9)
(23.3)
(32.4)
(133.5)
(61.0)
(30.3)
(42.2)
(412.2)
-
-
(million) September 2017
(78.9) (37.8) (21.5) (19.6) (100.5) (48.0) (27.5) (25.0) (259.9) (0.4)
(0.5)
December 2016
(67.7) (27.6) (13.4) (26.7) (89.7) (36.5) (17.7) (35.5) (228.0) (6.2)
(8.2)
All-in-sustaining costs
December 2017
1,040
1,035
1,029
1,054
1,350
1,351
1,336
1,370
532,573
-
-
(dollar per ounce) September 2017
881 848 956 855 1,116 1,071 1,215 1,087 509,011 1,284
1,629
December 2016
878 914 815 885
1,165
1,213 1,081 1,175 488,534 1,443
1,921
Total all-in-cost
December 2017
1,040
1,035
1,029
1,054
1,350
1,351
1,336
1,370
576,043
-
-

Gold Fields
H1 2017 Results

(dollar per ounce) September 2017
881 848 956 855 1,116 1,071 1,215 1,087 530,842 1,284
1,629
December 2016
878 914 815 885 1,165 1,213 1,081 1,175 488,534 1,443
1,921
Average exchange rates were US$1 = R13.69, US$1 = R13.14 and US$1 = R13.87 for the December 2017, September 2017and December 2016 quarters respectively.
The Australian/US dollar exchange rates were A$1 = US$0.77, A$1 = US$0.79 and A$1 = US$0.75 for the December 2017, September 2017and December 2016 quarters, respectively.
Figures may not add as they are rounded independently.
#
Relates to non-sustaining capital expenditure for Damang Reinvestment Project.

Gold Fields
H1 2017 Results

Underground and surface (Unreviewed)

UNITED STATES DOLLARS
Total
Mine
Operations
Total
Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing Discontinued
Imperial ounces with metric tonnes
and grade
South
Deep Total Tarkwa          Damang
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith Darlot
TONNES MINED
(000 TONNES)*
– underground ore
December 2017
1,154
1,154
336
-
-
-
-
818
97
313
408
-
September 2017 1,305 1,205 388 - - - - 817 100 293 424 100
December 2016 1,432 1,325 458 - - - - 868 142 352 374 107
– underground waste
December 2017
58
58
58
-
-
-
-
-
-
-
-
-
September 2017 48 48 48 - - - - - - - - -
December 2016 38 38 38 - - - - - - - - -
– surface
December 2017
7,761
7,761
-
4,992
4,240
752
1,753
1,016
1,016
-
-
-
September 2017
8,453 8,453 - 5,354 4,435 919 1,803 1,296 1,296 - - -
December 2016 7,530
7,530 -
4,972 4,152 820 1,725
831 831 - - 3
– total
December 2017
8,973
8,973
394
4,992
4,240
752
1,753
1,834
1,113
313
408
-
September 2017
9,807 9,808 436 5,354 4,435 919 1,803 2,113 1,395 293 424 100
December 2016 9,000 8,891 496 4,972 4,152 820 1,725 1,698 973 352 374 109
GRADE MINED
(GRAMS PER TONNE)
– underground ore
December 2017
5.9
5.9
6.2
-
-
-
-
5.6
3.7
6.2
5.6
-
September 2017
6.2 6.3 6.6 - - - - 3.4 3.7 7.3 5.7 4.6
December 2016
6.1
6.2 5.9 - - - - 6.2 4.7 6.2 6.8 4.0
– underground waste
December 2017
-
-
-
-
-
-
-
-
-
-
-
-
September 2017
-
- -
- - - -
- - - - -
December 2016
- - - - - - - - - - - -
– surface
December 2017
1.5
1.5
-
1.3
1.3
1.1
1.1
3.0
3.0
-
-
-
September 2017 1.6 1.6 - 1.3 1.3 1.0 1.3 2.8 2.8 - - -
December 2016 1.6 1.6 - 1.4 1.5 1.2 1.2 2.7 2.7 - - 0.7
– total
December 2017
2.1
2.1
5.3
1.3
1.3
1.1
1.1
4.2
3.1
6.2
5.6
-
September 2017 2.2 2.1 5.8 1.3 1.3 1.0 1.3 4.0 2.8 7.3 5.7 4.6
December 2016
2.2
2.2 5.4 1.4 1.5 1.2 1.2 4.5 3.0 6.2 6.8 3.9
GOLD MINED
(000 OUNCES)*
– underground ore
December 2017
210.9
210.9
64.5
-
-
-
-
146.4
11.4
62.2
72.8
-
September 2017 252.5 237.5 79.2 - - - - 158.3 12.0 69.2 77.1 15.0
December 2016 270.5 257.0 83.4 - - - - 173.6 21.2 70.1 82.3 13.6
– underground waste
December 2017
-
-
-
-
-
-
-
-
-
-
-
-
September 2017 - - - - - - - - - - - -
December 2016 -
- -
- - - -
- - - - -
– surface
December 2017
362.2
362.2
-
202.4
176.7
25.7
60.6
99.2
99.2
-
-
-
September 2017 410.6
410.6 -
219.7 189.0 30.7 75.7
115.3 115.3 - - -
December 2016 354.4 354.3 - 211.9 179.7 32.2 69.3 73.1 73.1 - - 0.1
– total
December 2017
573.1
573.1
64.5
202.4
176.7
25.7
60.6
245.6
110.6
62.2
72.8
-
September 2017 663.1 648.1 79.2 219.7 189.0 30.7 75.7 273.6 127.3 69.2 77.1 15.0
December 2016 624.9 611.3 83.4 211.9 179.7 32.2 69.3 246.7 94.3 70.1 82.3 13.6
*Excludes surface material at South Deep.

Gold Fields
H1 2017 Results

Underground and surface (Unreviewed)

UNITED STATES DOLLARS
Total
Mine
Operations
Total
Mine
Continuing
Operations
South
Africa
Region
West
Africa
Region
South
America
Region
Australia
Region
Ghana Peru Continuing Discontinued
Imperial ounces with metric tonnes
and grade
South
Deep Total Tarkwa        Damang
Cerro
Corona
Total St Ives
Agnew/
Lawlers
Granny
Smith Darlot
ORE MILLED/TREATED
(000 TONNES)
– underground ore
December 2017
1,169
1,169
414
-
-
-
-
755
40
296
419
-
September 2017 1,346 1,243 398 - - - - 845 102 315 428 103
December 2016 1,323 1,210 455 - - - - 755 128 298 329 113
– underground waste
December 2017
39
39
39
-
-
-
-
-
-
-
-
-
September 2017 45 45 45 - - - - - - - - -
December 2016
35 35 35 - - - - - - - - -
– surface ore
December 2017
7,242
7,242
104
4,479
3,307
1,172
1,659
1,000
1,000
-
-
-
September 2017
7,321 7,321 112 4,498 3,370 1,127 1,690 1,021 1,021 - - -
December 2016
7,248 7,428 75 4,465 3,336 1,129 1,742 966 966 - - -
– total milled
December 2017
8,450
8,450
557
4,479
3,307
1,172
1,659
1,755
1,040
296
419
-
September 2017
8,712 8,609 555 4,498 3,370 1,127 1,690 1,866 1,123 315 428 103
December 2016 8,606 8,493 565 4,465 3,336 1,129 1,742 1,721 1,094 298 329 113
YIELD
(GRAMS PER TONNE)
– underground ore
December 2017
5.7
5.7
6.0
-
-
-
-
5.9
2.9
6.8
5.5
-
September 2017
5.4 5.4 6.3 - - - - 5.3 3.5 6.1 5.1 4.4
December 2016
5.6
5.5 5.5 - - - - 6.1 4.6 6.5 6.4 3.9
– underground waste
December 2017
-
-
-
-
-
-
-
-
-
-
-
-
September 2017
-
- - - - - - - - - - -
December 2016 - - - - - - - - - - - -
– surface ore
December 2017
1.5
1.5
0.1
1.2
1.3
0.9
1.5
2.7
2.7
-
-
-
September 2017 1.5 1.5 0.1 1.2 1.3 0.9 1.6 2.4 2.4 - - -
December 2016 1.5 1.5 0.1 1.3 1.4 1.0 1.5 2.5 2.5 - - -
– combined
December 2017
2.1
2.1
4.5
1.2
1.3
0.9
1.5
4.1
2.7
6.7
5.6
-
September 2017 2.1 2.1 4.5 1.2 1.3 0.9 1.6 3.7 2.5 6.1 5.1 4.4
December 2016
2.1
4.4 4.4 1.3 1.4 1.0 1.5 4.1 2.7 6.5 6.4 3.9
GOLD PRODUCED
(000 OUNCES)*
– underground ore
December 2017
222.9
222.9
80.5
-
-
-
-
142.4
3.7
63.9
74.8
-
September 2017 239.9 225.2 81.0 - - - - 144.2 11.7 61.8 70.8 14.7
December 2016 243.1 229.1 80.8 - - - - 148.3 18.8 62.2 67.4 14.0
– underground waste
December 2017
-
-
-
-
-
-
-
-
-
-
-
-
September 2017 - - - - - - - - - - - -
December 2016
- - - - - - - - - - - -
– surface ore
December 2017
341.3
341.3
0.3
174.3
139.8
34.5
80.0
86.6
86.6
-
-
-
September 2017
344.9 344.9 0.2 177.2 145.1 32.2 89.6 77.8 77.8 - - -
December 2016 341.3 341.3 0.1 182.8 145.9 36.9 81.5 76.9 76.9 - - -
– total
December 2017
564.1
564.1
80.8
174.3
139.8
34.5
80.0
229.1
90.3
63.9
74.8
-
September 2017 584.8 570.1 81.2 177.2 145.1 32.2 89.6 222.0 89.5 61.8 70.8 14.7
December 2016 584.4 570.4 80.9 182.8 145.9 36.9 81.5 225.2 95.6 62.2 67.4 14.0
OPERATING COSTS
(DOLLAR PER TONNE)
– underground
December 2017
132
132
156
-
-
-
-
110
53
137
97
-
September 2017 145 144 179 - - - - 98 64 120 91 158
December 2016 139 141 149 - - - - 129 158 135 111 120
– surface
December 2017
29
29
3
27
27
27
25
50
50
-
-
-
September 2017 25 25 1 26 26 25 23 43 43 - - -
December 2016 27 27 3 28 27 31 23 37 37 - - -
– total
December 2017
43
43
128
27
27
27
25
76
51
137
97
-
September 2017 43 42 143 26 26 25 23 68 44 120 91 158
December 2016 45 44 130 28 27 31 23 77 51 135 111 120
* Gold produced in kilograms at South Deep for the December 2017 quarter were as follows: from underground 2,503 kilograms and from surface 9 kilograms giving a total of 2,512 kilograms. The September quarter included: 2,519 kilograms from underground and 7 kilograms from surface giving a total of 2,526 kilograms.

Gold Fields
H1 2017 Results

Administration and corporate information
Corporate Secretary
Lucy Mokoka
Tel: +27 11 562 9719
Fax: +27 11 562 9829
e-mail: lucy.mokoka@goldfields.com
Registered office
JOHANNESBURG
Gold Fields Limited
150 Helen Road
Sandown
Sandton
2196
Postnet Suite 252
Private Bag X30500
Houghton
2041
Tel: +27 11 562 9700
Fax: +27 11 562 9829
Office of the United Kingdom secretaries
LONDON
St James’s Corporate Services Limited
Suite 31, Second Floor
107 Cheapside
London
EC2V 6DN
United Kingdom
Tel: +44 20 7796 8644
Fax: +44 20 7796 8645
e-mail: general@corpserv.co.uk
American depository receipts transfer agent
Shareholder correspondence should be mailed to:
BNY Mellon Shareowner Services
P O Box 30170
College Station, TX 77842-3170
Overnight correspondence should be sent to:
BNY Mellon Shareowner Services
211 Quality Circle, Suite 210
College Station, TX 77845
e-mail: shrrelations@cpushareownerservices.com

Phone numbers
Tel: 888 269 2377 Domestic
Tel: 201 680 6825 Foreign
Sponsor
J.P. Morgan Equities South Africa (Pty) Ltd
Gold Fields Limited
Incorporated in the Republic of South Africa
Registration number 1968/004880/06
Share code: GFI
Issuer code: GOGOF
ISIN – ZAE 000018123
Investor enquiries
Avishkar Nagaser
Tel: +27 11 562 9775
Mobile: +27 82 312 8692
e-mail: avishkar.nagaser@goldfields.com
Thomas Mengel
Tel: +27 11 562 9849
Mobile: +27 72 493 5170
e-mail: thomas.mengel@goldfields.com
Media enquiries
Sven Lunsche
Tel: +27 11 562 9763
Mobile: +27 83 260 9279
e-mail: sven.lunsche@goldfields.com
Transfer secretaries
SOUTH AFRICA
Computershare Investor Services (Proprietary) Limited
Rosebank Towers
15 Biermann Avenue
Rosebank
Johannesburg
2196
P O Box 61051
Marshalltown
2107
Tel: +27 11 370 5000
Fax: +27 11 688 5248
UNITED KINGDOM
Link Asset Services
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
England
Tel: 0871 664 0300
Calls cost 12p per minute plus your phone company's access charge.
If you are outside the United Kingdom,
please call +44 371 664 0300.
Calls outside the United Kingdom will be charged at the applicable international rate.
The helpline is open between 9:00am – 5:30pm. Monday to Friday excluding public holidays in England and Wales.
e-mail:ssd@capita.co.uk

Gold Fields
H1 2017 Results

Independent auditor’s review report on condensed consolidated financial statements
To the shareholders of Gold Fields Limited
We have reviewed the condensed consolidated financial statements of Gold
Fields Limited, contained in the accompanying preliminary report, which comprise the condensed consolidated statement of financial position as at 31
December 2017 and the condensed consolidated income statement and the condensed consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, and selected explanatory notes, as set out on pages 17 to 24 and marked as reviewed, and the segmental operating and financial results for the year ended 31 December 2017, as set out on pages 25 to 26 and marked as reviewed.
Directors’ Responsibility for the Condensed Consolidated Financial Statements
The directors are responsible for the preparation and presentation of these condensed consolidated financial statements in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the “Basis of ” note to the financial stat ements, and the requirements of the Companies Act of South Africa, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.
Auditor’s Responsibility
Our responsibility is to express a conclusion on these financial statements. We conducted our review in accordance with International Standard on Review
Engagements (ISRE) 2410, which applies to a review of historical information performed by the independent auditor of the entity. ISRE 2410 requires us to conclude whether anything has come to our attention that causes us to believe that the financial statements are not prepared in all material respects in accordance with the applicable financial reporting framework. This standard also requires us to comply with relevant ethical requirements.
A review of financial statements in accordance with ISRE 2410 is a limited assurance engagement. We perform procedures, primarily consisting of making inquiries of management and others within the entity, as appropriate, and applying analytical procedures, and evaluate the evidence obtained.
The procedures performed in a review are substantially less than those performed in an audit conducted in accordance with International Standards on
Auditing. Accordingly, we do not express an audit opinion on these financial statements.
Conclusion
Based on our review, nothing has come to our attention that causes us to believe that the condensed consolidated financial statements of Gold Fields Limited for the year ended 31 December 2017 are not prepared, in all material respects, in accordance with the requirements of the JSE Limited Listings Requirements for preliminary reports, as set out in the “Basis of preparation ” note to the financial statements, and the requirements of the Companies Act of South Africa.
/s/ KPMG Inc.
Registered Auditor
Per Mandy Watson
Chartered Accountant (SA)
Director
Registered Auditor
14 February 2018
Parktown
South Africa
Forward looking statements
This report contains forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section
21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, with respect to Gold Fields’ financial condition, results of operations, business strategies, operating efficiencies, competitive position, growth opportunities for existing services, plans and objectives of management, markets for stock and other matters.

These forward-looking statements, including, among others, those relating to the future business prospects, revenues and income of Gold Fields, wherever they may occur in this report and the exhibits to the report, are necessarily estimates reflecting the best judgment of the senior management of Gold Fields and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this report. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, without limitation:
•
overall economic and business conditions in South Africa, Ghana, Australia, Peru and elsewhere;
•
changes in assumptions underlying Gold Fields’ mineral reserve estimates;
•
the ability to achieve anticipated efficiencies and other cost savings in connection with past and future acquisitions;
•
the ability to achieve anticipated cost savings at existing operations;
•
the success of the Group’s business strategy, development activities and other initiatives;
•
the ability of the Group to comply with requirements that it operate in a sustainable manner and provide benefits to affected communities;
•
decreases in the market price of gold or copper;
•
the occurrence of hazards associated with underground and surface gold mining or contagious diseases at Gold Field’s operations;
•
the occurrence of work stoppages related to health and safety incidents;
•
loss of senior management or inability to hire or retain employees;
•
fluctuations in exchange rates, currency devaluations and other macroeconomic monetary policies;
•
the occurrence of labour disruptions and industrial actions;
•
power cost increases as well as power stoppages, fluctuations and usage constraints;
•
supply chain shortages and increases in the prices of production imports;
Website
WWW.GOLDFIELDS.COM
Listings
JSE / NYSE / GFI
SWX: GOLI
CA Carolus° (Chair) RP Menell° (Deputy Chair) NJ Holland*
●
(Chief Executive Officer) PA Schmidt
●
(Chief Financial Officer)
A Andani
#
° PJ Bacchus°        TP Goodlace° C Letton ˆ° DMJ Ncube° SP Reidˆ° YGH Suleman°
ˆ Australian * British
#
Ghanaian
° Independent Director
●
Non-independent Director

Gold Fields
H1 2017 Results

• the ability to manage and maintain access to current and future sources of liquidity, capital and credit, including the terms and conditions of Gold Fields’ facilities and
Gold Fields’ overall cost of funding;
• the adequacy of the Group’s insurance coverage;
• the manner, amount and timing of capital expenditures made by Gold Fields on both existing and new mines, mining projects, exploration project or other initiatives;
• changes in relevant government regulations, particularly labour, environmental, tax, royalty, health and safety, water, regulations and potential new legislation affecting mining and mineral rights;
• fraud, bribery or corruption at Gold Field’s operations that leads to censure, penalties or negative reputational impacts; and
• political instability in South Africa, Ghana, Peru or regionally in Africa or South America.

Gold Fields undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GOLD FIELDS LIMITED

Dated: 14 February 2018
By: /s/ Nicholas J. Holland
Name: Nicholas J. Holland
Title: Chief Executive Officer